KERR-McGEE CORPORATION

TECHNOLOGY *advantage*



Chairman's Letter **2**

Oil & Gas

Reserve additions replace 2001 production nearly fivefold **4**

2002 budget to fund field developments, exploratory wells .. **6**

Truss spar is efficient new technology for deepwater fields ... **6**

The Nansen and Boomvang projects prove success of core area strategy in the Gulf of Mexico **7**

Deep water offers best worldwide exploration opportunities **7**

Acquisition of U.S. onshore natural gas properties balances asset portfolio **9**

Quadrant 9 a hub of activity for North Sea exploration and production operations **9**

State-of-the-art facility adds value in core North Sea area **11**

Kerr-McGee recognized as the gulf's safest environmental steward ... **11**

Chemicals

New grades position Kerr-McGee as a market leader in the titanium dioxide industry **12**

Global pigment operations are prepared for market recovery **14**

Chemical operations continue to improve safety and environmental performance **15**

Glossary of Terms **16**

Board of Directors **17**

Corporate Officers **18**

Financial Review **19**

Shareholder and Investor Information

Profile

Kerr-McGee is an energy and inorganic chemical company with assets of $11 billion and two worldwide businesses: oil and gas exploration and production and the production and marketing of titanium dioxide pigment.

Proved reserves of 1.5 billion barrels of oil equivalent and a prospect inventory of 81 million gross acres make Kerr-McGee one of the largest U.S. based independent exploration and production companies. Kerr-McGee's exploration program targets high-potential deepwater prospects in the Gulf of Mexico and international basins. Oil and gas production operations are concentrated in the United States and the North Sea.

The chemical unit is the world's third-largest producer and marketer of titanium dioxide, an inorganic white pigment. Plants in the United States, Germany, Netherlands and Australia serve global markets. In the United States, the company also operates electrochemical and wood-preserving plants.

Founded in 1929, Kerr-McGee is based in Oklahoma City and has been listed on the New York Stock Exchange since 1956 under the ticker symbol KMG.

2001 Highlights

- Replaced 2001 oil and gas production nearly fivefold with reserve additions
- Announced discoveries in the Gulf of Mexico, North Sea and China's Bohai Bay
- Developed four major fields
- Acquired HS Resources, a U.S. natural gas producer
- Introduced a high-performing pigment grade for use in plastics
- Initiated low-cost expansion of pigment production capacity

Looking Ahead

Kerr-McGee will continue to use state-of-the-art technology and focus on core operating areas to perform in the top quartile among independent exploration and production companies. These include Anadarko Petroleum Corporation, Apache Corporation, Burlington Resources Inc., Devon Energy Corporation, EOG Resources, Inc., and Unocal Corporation.

In the titanium dioxide pigment industry, markets are projected to improve in the second half of 2002. Kerr-McGee's competitors include E.I. du Pont de Nemours and Company, Huntsman Corporation, Millennium Chemicals Inc. and NL Industries, Inc.

COVER: [illegible]

The world's first truss spar [illegible]

The Leadon field subsea bundle [illegible]

Leadon's floating production, storage and offloading vessel [illegible]


Exploration and Production
$1,007
Chemicals
$69

2001 Operating Profit[1]
$1,076 million

[1]Excluding special items.

Operating profit declined 35% in 2001 from the previous year, primarily due to lower prices for oil and titanium dioxide pigment.


Exploration and Production
$8.3
Other
$1.0
Chemicals
$1.7

Assets at Year-End 2001
$11 billion

Kerr-McGee's assets increased 43% during 2001 as the result of the acquisition of HS Resources and investment in major field development projects. The HS acquisition added domestic natural gas properties, balancing the company's oil and gas portfolio.

KERR-McGEE CORPORATION

Financial Highlights

Millions of dollars, except per-share amounts	2001	2000	% Increase (Decrease)
Sales	**$ 3,638**	$4,121	(12)
Operating profit[1]	**1,076**	1,655	(35)
Net income	**486**	842	(42)
Capital expenditures	**1,792**	842	113
Dividends declared	**176**	170	4
Total assets	**10,961**	7,666	43
Total debt	**4,574**	2,425	89
Stockholders' equity	**$ 3,174**	$2,633	21
Common shares outstanding at year-end (thousands)	**100,185**	94,485	6
Per common share			
Net income	**$ 4.74**	$ 8.37	(43)
Stockholders' equity	**28.83**	25.01	15
Dividends declared	**1.80**	1.80	–
Market prices –			
High	**74.10**	71.19	4
Low	**46.94**	39.88	18
Year-end	**54.80**	66.94	(18)

[1] Excluding special items.

Operating Highlights

	2001	2000	% Increase (Decrease)
Net production of crude oil and condensate (thousands of barrels per day)	**198**	207	(4)
Average price of crude oil sold (per barrel)	**$ 22.58**	$27.64	(18)
Natural gas sales (millions of cubic feet per day)	**596**	531	12
Average price of natural gas sold (per thousand cubic feet)	**$ 3.83**	$ 3.87	(1)
Gross worldwide titanium dioxide pigment production (thousands of tonnes)	**483**	480	1
Number of employees at year-end	**4,638**	4,426	5

TECHNOLOGY Advantage



Luke R. Corbett, Kerr-McGee chairman and chief executive officer, displays models of two of the company's new offshore facilities: a floating production, storage and offloading vessel and a truss spar platform.

Throughout 2001, our operations remained on the leading edge of technology to profitably grow Kerr-McGee's core businesses – oil and gas exploration and production and titanium dioxide pigment production. We faced the same economic climate as our peers and competitors, and we continued to focus on the flawless execution of our long-term strategy. The difficult market conditions in 2001 strengthened our resolve to ensure we are adding value for our shareholders and customers. We continue to leverage our advantages in cost, quality and technology in our two core businesses to enhance our position in the global marketplace.

Our attention to using and improving the latest technologies is paying off. We achieved greater success than ever before with the drill bit and set a new standard for cost-efficient development of deepwater oil and gas fields. In the titanium dioxide industry, our new product offerings strengthen our competitive advantage among global producers of this inorganic white pigment.

We added a record 529 million barrels of oil equivalent (BOE) to our oil and gas reserves during the year – equal to 49% of our year-end 2000 reserves. The drill bit accounted for additions of 314 million BOE, or nearly three times our 2001 production of 108 million BOE. In August, we completed the

RESERVES AT YEAR-END
(Millions of BOE)

Kerr-McGee added proved reserves of 529 million BOE and produced 108 million BOE during 2001, increasing reserves to 1.5 billion BOE at year-end.


1997
247
1998
283
1999
920
2000
1,088
2001
1,509

strategic acquisition of HS Resources, adding a net 215 million BOE of primarily U.S. natural gas reserves that provide balance and longevity to our oil and gas portfolio. In total, we replaced 490% of production and accomplished this at a finding, development and acquisition cost of $5.73 per BOE. Total proved reserves now exceed 1.5 billion BOE, increasing 190% since 1997 to 15.1 BOE for each common share.

Development of new fields continues to help us maintain a leadership position among the independent producers. Production began in November 2001 from our second floating production, storage and offloading (FPSO) system in the North Sea at our 100%-owned Leadon field. Installation of the world's first truss spar at the company-operated Nansen field in the deepwater Gulf of Mexico is enabling us to bring reserves into production more quickly, more safely and more cost-effectively. Kerr-McGee is replicating this innovative facility for the development of its Boomvang and Gunnison fields, also in the deepwater gulf. This technology remains a competitive advantage in deepwater basins.

In the chemical unit, technology is helping us stay ahead as well. Our focus on research and development has resulted in value-enhancing new pigment grades for our customers. The introduction of CR-840 in 2001 was well received and accepted by the plastics market and will serve us well in the future. We also increased our total gross annual production capacity to nearly 600,000 tonnes per year.

In addition to these operating successes, Kerr-McGee generated net income of $486 million, or $4.74 per share, the second-highest in our company's 73-year history. Cash flow from operations, excluding working capital changes, reached $1.5 billion or $15.87 per share.

Our success is made possible by Kerr-McGee employees around the world. I am proud of their dedication and commitment to our ongoing mission of creating value for shareholders. Our technology advantages, our emphasis on core operating areas and our people were behind our 2001 performance and will help us leverage all opportunities to compete effectively in 2002.

Despite the achievements during the past year, depressed world economies and declining oil prices contributed to an 18% decrease in our stock price. We are disappointed with this performance and are working even harder to have the full value of Kerr-McGee recognized. We must build on our successes and concentrate on enhancing the profitable growth of our core operations.

As we look ahead, we are completely focused on capitalizing on every advantage across our businesses while reducing debt as a percentage of total capitalization. We are prepared for the challenges ahead and believe we are well positioned to increase shareholder value.

In our oil and gas operations, we have consistently generated prospects with potential for a meaningful impact on our company. We have an enviable acreage position in high-potential basins around the world that offers us the opportunity to further grow Kerr-McGee's reserves and to identify new fields for development. Our exploratory drilling program is designed to increase production and grow our reserve base. We have a pipeline of projects under development and new discoveries being appraised. These certainly offer opportunities for further production growth. With the added production from new fields such as Leadon and Skene in the North Sea and Nansen and Boomvang in the Gulf of Mexico, our volumes are expected to grow at a double-digit rate in 2002.

Kerr-McGee's extensive experience with subsea technology is enabling the rapid and cost-effective development of recent discoveries in the North Sea and the Gulf of Mexico through existing infrastructure. Key for our future production growth is the development of our Gunnison field in the deepwater gulf with our third truss spar platform. This development is under way and will provide another hub facility, allowing for value-enhancing exploitation of our surrounding acreage.

In chemicals, we continue to enhance our production processes and to improve our operating efficiencies. These improvements will serve us well as world economies recover.

We pursue our business objectives in ways that ensure the safety of people and the protection of the natural environment. The Minerals Management Service of the U.S. Department of the Interior again recognized Kerr-McGee in 2001 as the safest environmental steward among highly active operators in the Gulf of Mexico. For the third time in five years, our employees won the National Offshore Safety Award For Excellence. We apply the same high safety and environmental standards throughout our worldwide operations.

Kerr-McGee employees also have a long tradition of responding to community needs. I am especially proud of the generous donations by the active and retired members of our Kerr-McGee family to national funds for the victims of the Sept. 11 attacks.

Our committed employees, our technology and our worldwide assets provide a strong, balanced foundation to manage the price volatility and economic cycles that impact our two industries. Kerr-McGee will capitalize on these resources for continued growth.

Luke R. Corbett

Luke R. Corbett
Chairman and Chief Executive Officer

March 2002

Oil&Gas

Valuable expertise and use of new technology drive the success of Kerr-McGee's exploration and production operations. Strengthening its tradition of offshore innovation, the company is expanding its activities into increasingly deeper waters in the Gulf of Mexico and other high-potential basins. Kerr-McGee now ranks as one of the premier deepwater operators among independent exploration and production companies.

In 2001, the efficient development of the Nansen and Boomvang fields in the deepwater gulf with the world's first truss spars set a new standard for the industry. In the North Sea, a state-of-the-art floating production vessel started producing oil from Kerr-McGee's Leadon field less than a year after project approval. As Kerr-McGee's exploration program expands into other areas around the world, experience in the engineering and operation of such production systems represents an important competitive advantage.

Drilling success during 2001 resulted in discoveries of new oil and gas fields and in reserve additions that replaced nearly three times the year's production of 108 million barrels of oil equivalent (BOE).

In 2002, the company expects double-digit growth of oil and gas production. Two North Sea fields came on stream in 2001. Leadon began production in November, followed by the Skene field in December. In the Gulf of Mexico, the Nansen project began production in January 2002. The nearby Boomvang field is expected to start up in the second quarter.

Exploratory and appraisal drilling achieved an excellent 63% success rate in 2001. Kerr-McGee drilled 50 exploratory wells, including 21 in water depth greater than 1,000 feet. The year's discoveries include Red Hawk, Garden Banks 244, Navajo, Balboa and Durango in the deepwater Gulf of Mexico; Tullich, Blue Sky and Blue Sky 2 in the North Sea, and two satellite fields in China's Bohai Bay. These discoveries supported an active field appraisal program of 29 wells, including 12 in deep water.

Reserve Additions Replace 2001 Production Nearly Fivefold

Proved reserves increased for the fourth straight year. Kerr-McGee replaced 490% of 2001 production at a finding, development and acquisition cost of $5.73 per BOE. The drill bit generated more than half of the reserve additions. The balance was added by the acquisition of HS Resources, Inc., a natural gas producer operating primarily in Colorado's Denver-Julesburg basin.

Excluding the acquisition, the 2001 finding and development cost was $6.15 per BOE, resulting in a three-year average of $5.51 per BOE. Exploratory and appraisal drilling added 314 million BOE to the reserve base, mostly in the deepwater Gulf of Mexico, the United Kingdom sector of the North Sea and China's Bohai Bay.

Proved reserves increased 39% to 1.5 billion BOE after 2001 production, with net reserve additions totaling 529 million BOE.

Kerr-McGee's reserves are balanced at 56% oil and 44% natural gas. Geographically, more than 85% of the reserves are located in the United States and the North Sea.


Nova Scotia
Gulf of Mexico
Morocco
Benin
Gabon
Brazil
Australia

Kerr-McGee's deepwater acreage spans the globe.

Exploration and Production

(Millions of dollars, except per-unit amounts)	2001	2000
Sales	**$2,511**	$2,860
Operating profit [1]	**1,007**	1,470
Net operating profit [1]	**$ 634**	$ 939
Net production of crude oil and condensate (thousands of barrels per day)	**198**	207
Average price of crude oil sold (per barrel)	**$22.58**	$27.64
Natural gas sales (millions of cubic feet per day)	**596**	531
Average price of natural gas sold (per thousand cubic feet)	**$ 3.83**	$ 3.87

[1] Excluding special items.

TECHNOLOGY 'FIRST'

The truss spar for Kerr-McGee's Nansen field is upended in 3,675 feet of water, bringing new production technology to the deepwater Gulf of Mexico. Only 9 miles away, the Boomvang field is being developed with an almost identical truss spar.



2002 Budget to Fund Field Developments, Exploration Wells

The 2002 capital budget of $780 million will fund the completion of the Leadon, Skene, Nansen and Boomvang developments, as well as several new projects. These include Gunnison and Navajo in the Gulf of Mexico and Tullich and Maclure in the North Sea.

The company also has budgeted $170 million to drill 20 to 30 exploratory wells. Of these, 10 to 15 are planned in the deepwater gulf, where Kerr-McGee is the largest leaseholder and producer among independent exploration and production companies.

Truss Spar Efficient New Technology for Deepwater Fields

The truss spar technology, first used at the Nansen and Boomvang fields, represents the latest addition to Kerr-McGee's advanced production systems.

The company began building valuable infrastructure in the deepwater Gulf of Mexico in the early '90s. Technological innovations include Neptune, the first production spar, in 1996; Baldpate, the first articulated compliant tower, in 1998; and Conger, a field developed in 2000 with high-pressure multiwell subsea trees.

The truss spar design is a new version of the original production spar at Kerr-McGee's Neptune field in 1,930 feet of water. Neptune proved that a large floating cylinder, moored in vertical position, is exceptionally stable and can be used in much deeper water than conventional fixed-leg facilities.

Data from Neptune helped the fabricator develop a spar with an open truss structure, enhancing performance while reducing size and cost. An important advantage of the spar over other systems is that it can be pulled aside later, without interrupting production, to make room for a drilling rig. This allows staged field development. Years later, at the end of a field's productive life, a spar platform can be moved to a new field development.

Kerr-McGee's experienced deepwater team set a fast and cost-efficient pace for the simultaneous development of the Nansen and Boomvang fields. Early planning made it possible to use all of the carefully positioned exploratory and appraisal wells as part of eventual field development, saving the time and cost of drilling new production wells. At $12 million or more per well, these savings added up to a significant positive impact on field economics. Development with almost identical facilities reduced engineering and fabrication costs and also will reduce ongoing operating costs.

The two truss spar platforms were designed with excess capacity to serve as processing hubs for oil and gas production from satellite fields, reducing the time and cost of future developments in this core area.

Options for field development in the deepwater Gulf of Mexico increased recently. The U.S. government has announced that applications will be accepted for use of floating production,


GEE GLOBAL PRODUCER V-NANSEN

KERR-McGEE GLOBAL PRODUCER V

Oil and gas from the Nansen field started flowing in January 2002 to the first truss spar platform, the Kerr-McGee Global Producer V. This innovative facility can process up to 40,000 barrels of oil and 200 million cubic feet of gas per day.


Gulf of Mexico
Gas pipeline to Markham, Texas
Oil pipeline to Texas City, Texas
125 miles
110 miles
Gas-compression and oil-pumping platform
363'
1000'
2000'
3000'
38 miles
Nansen
3675'
Boomvang
3450'
Navajo
4200'
Houston
Markham
Texas City
Corpus Christi
East Breaks Area

The truss spar platforms in the deepwater Nansen and Boomvang fields form the hubs of a new core operating area. Navajo is the first Nansen satellite field under development.

storage and offloading (FPSO) vessels. These cost-efficient facilities offload oil into shuttle tankers, eliminating the need for oil pipelines. Kerr-McGee's experience with FPSO technology in the North Sea could be a competitive advantage in the gulf and future field developments in international areas.

Nansen, Boomvang Projects Prove Success of Core Area Strategy in Gulf of Mexico

The Nansen and Boomvang projects are proving the effectiveness of Kerr-McGee's focus on core operating areas. By year-end, development drilling at Nansen (KM 50%) on East Breaks blocks 602 and 646 had increased estimated reserves to a range of 140 million to 180 million BOE.

Nansen began production in January 2002, less than two years after the company sanctioned development. Daily rates are expected to peak at about 40,000 barrels of oil and 80 million cubic feet of gas during the fourth quarter of 2002. Additional volumes will flow from Navajo on East Breaks block 690 (KM 50%), a satellite field scheduled to begin production in mid-2002 as a tieback to the Nansen spar.

Boomvang (KM 30%), on East Breaks blocks 642, 643 and 688, is expected to start up in the second quarter and peak at 32,000 barrels of oil and 165 million cubic feet of gas per day. Reserves are estimated at 70 million to 100 million BOE.

Exploratory and appraisal drilling will continue during 2002 in the Nansen-Boomvang area, where Kerr-McGee operates 20 of its 21 blocks with interests averaging 43%.

Fabrication of a third truss spar is under way for the Gunnison area (KM 50%) in about 3,100 feet of water on Garden Banks blocks 667, 668 and 669. Kerr-McGee will develop reserves estimated at 120 million BOE at Gunnison and Durango, a satellite field. Initial production is expected in early 2004.

The Gunnison spar platform will become the hub of a new operating area in deep water. At year-end, the company held more than 40 blocks in the Gunnison area, with interests averaging about 66%.

Development options are being evaluated for another deepwater discovery, Red Hawk on Garden Banks block 877, operated by Kerr-McGee with 50% interest. Reserves are estimated at 300 billion to 500 billion cubic feet of gas equivalent. Appraisal drilling continues in this area, where the company holds interests in 20 blocks.

Deepwater fields contributed 39,500 barrels of oil and 124 million cubic feet of gas per day in 2001, about 60% of Kerr-McGee's net production in the Gulf of Mexico.

Deep Water Offers Best Worldwide Exploration Opportunities

A key element of Kerr-McGee's exploration strategy is to maintain a five-year inventory of high-quality prospects that support drilling of more than 20 exploratory wells per year. The goal is to increase reserves and production at a competitive finding and development cost.

Kerr-McGee has achieved remarkable deepwater success by identifying and acquiring a large number of prospects and drilling the best of the best. Worldwide gross exploratory acreage increased about 50% in 2001 to 81 million acres. Of these, 63 million acres lie in high-potential deepwater basins around the globe.

Five years ago, Kerr-McGee identified deep water as the exploration target that offers the best balance of risk and reward to profitably grow the company and increase value for stockholders. Kerr-McGee's oil and gas professionals know how to identify promising prospects based on the experience gained from drilling more than 150 deepwater wells, and they know how to efficiently deploy innovative production technology in this challenging environment.

The Gulf of Mexico continues to offer the best near-term potential for deepwater activities. Better rig availability and expanding infrastructure allow timely development, increasing the value of discoveries. Kerr-McGee acquired 58 deepwater blocks in 2001, clustered in core areas of the gulf where existing infrastructure or multiple prospects enhance the probability and economics of future developments.

Oil & Gas Worldwide

U.S. Onshore
1.6 million acres
Oil and gas activities are conducted in Colorado, Louisiana, New Mexico, Oklahoma and Texas.

Nova Scotia, Canada
3.2 million acres
The company operates seven deepwater blocks offshore Nova Scotia with interests of 50% to 100%. Acquisition of seismic data will continue in 2002 in preparation for drilling, expected to begin in 2003.



Technicians Malcolm MacAdam (left) and Graham McLeish display oil from the new Leadon field in the North Sea.

Kazakhstan
1.5 million acres



Kerr-McGee drills a natural gas prospect in Oklahoma.

Brazil
4.4 million acres
Drilling is expected to continue on block BS-1 (KM 40%). With acquisition of a 30% interest in block BM-ES-9 in 2001, Kerr-McGee holds three licenses that offer large prospects in deep water. Acquisition of additional seismic data is planned in 2002.

North Sea
1.9 million acres
The United Kingdom sector is Kerr-McGee's primary area of international oil and gas activities.

Gulf of Mexico
2.3 million acres
The gulf is the company's primary area of deepwater exploration and production.



The truss spar for the deepwater Nansen field arrives in the Gulf of Mexico on a heavy-lift transport vessel.

Ecuador
383,000 acres



The Discoverer 534 drills for Kerr-McGee in the deepwater Gulf of Mexico.

Morocco
30.2 million acres
Additional 3-D seismic data will be acquired in 2002 on the 3 million-acre Cap Draa Haute Mer block (KM 25%), where initial drilling is planned in 2003. The company also has acquired a 100% reconnaissance permit for the 27.2 million-acre Boujdour block.

Benin
2.5 million acres
Kerr-McGee plans to start exploratory drilling in late 2002 on a block that covers Benin's entire deepwater area. The company is operator with 100% interest.

Yemen
7.9 million acres

Gabon
5.6 million acres
Kerr-McGee holds three deepwater blocks with interests of 14% to 25%.

■ ***Kerr-McGee's undeveloped gross acreage as of Jan. 1, 2002***

● ***Production***


Bohai Bay, China
1.3 million acres
Kerr-McGee is working toward a development plan that will include four discoveries in China's Bohai Bay, where the company operates three blocks. Appraisal of the discoveries on blocks 04/36 and 05/36 (KM 82% and 50% foreign contractor's interest) is under way.
Thailand
4.9 million acres
(expires in 2002)
Australia
12.5 million acres
Kerr-McGee has interests of 33% to 50% in six deepwater blocks offshore Western Australia. A seismic survey was completed in 2001 on the company-operated block WA 295 in preparation for drilling in late 2002.
South China Sea
Timor Sea
346,000 acres
Development of the Bayu-Undan gas condensate field (KM 11.2%) is under way. The project is expected to start up in 2004.
Indonesia


2001 PRODUCTION
108 million BOE
North Sea
41 million BOE
Gulf of Mexico
36 million BOE
The United States and the North Sea accounted for 94% of Kerr-McGee's 2001 oil and gas production.
U.S. Onshore
24 million BOE
Other International
7 million BOE

Major Fields

(Kerr-McGee interest and gross 2001 production)

○ Gulf of Mexico

Baldpate (50%)
Garden Banks 260 area
48,500 b/d, 145 MMcf/d

Conger (25%)
Garden Banks 215
24,500 b/d, 91 MMcf/d

Garden Banks 65 (60%)
61 MMcf/d

Neptune (50%)
Viosca Knoll 826 area
13,800 b/d, 28 MMcf/d

Pompano (25%)
Viosca Knoll 989 area
30,600 b/d, 51 MMcf/d

Northwestern (25%)
Garden Banks 200
83 MMcf/d

○ U.S. Onshore

Wattenberg field (94%)
Weld and Adams counties, Colorado
204 MMcf/d
Acquired August 2001

Double A (40%)
Polk County, Texas
4,900 b/d, 76 MMcf/d

Indian Basin (55%)
Eddy County, New Mexico
50 MMcf/d

○ North Sea

Andrew (6.6%)
Block 16/27a
42,600 b/d, 41 MMcf/d

Brae area (8%-10%)
Blocks 16/2a, 16/3a, 16/3b, 16/7a
52,400 b/d, 562 MMcf/d

Buckland (33.3%)
Block 9/18a
23,600 b/d, 27 MMcf/d

Gryphon (61.5%)
Block 9/18b
17,900 b/d

Harding (25%)
Block 9/23b
59,200 b/d

Janice (50.9%)
Block 30/17a
21,400 b/d

Leadon (100%)
Blocks 9/14a, 9/14b
Began production November 2001

Murchison (68.7%)
Block 211/19a
11,100 b/d

Ninian (44.9%)
Blocks 3/3, 3/8
35,200 b/d

Scott (5.2%)
Blocks 15/21a, 15/22
45,800 b/d, 23 MMcf/d

Skene (33.3%)
Block 9/19
Began production December 2001

Wytch Farm (7.4%)
Licenses PL089, PL259; blocks 98/6, 98/7
60,600 b/d

Many of the deepwater blocks were acquired with large working interests that allow trading a portion of the interest for risk-free drilling dollars as part of exploratory joint ventures. This extensive acreage and a record of success make Kerr-McGee a partner of choice in the deepwater gulf.

A large inventory of high-potential deepwater prospects along the Atlantic margin and in other international basins balances the asset portfolio with longer-term opportunities. Exploration activities are under way in these areas.

Acquisition of U.S. Onshore Natural Gas Properties Balances Asset Portfolio

Onshore operations in the United States are located primarily in Colorado, Louisiana, New Mexico, Oklahoma and Texas. Production averaged 24,100 barrels of oil and 259 million cubic feet of gas per day in 2001.

The Rocky Mountain operations in Colorado became part of Kerr-McGee in August 2001 with the acquisition of HS Resources. The transaction added proved reserves of 1.3 trillion cubic feet of natural gas equivalent in the giant Wattenberg field near Denver, one of the nation's fastest-growing energy markets.

The acquisition of these highly efficient operations balanced Kerr-McGee's portfolio with long-lived natural gas assets that offer significant low-risk exploitation opportunities. Thousands of projects – such as drilling of new wells, hydraulic refracturings and well recompletions – have been identified and engineered. These projects could add another 800 billion cubic feet of gas equivalent from probable and possible reserves.

Quadrant 9 a Hub of Activity For North Sea Exploration and Production Operations

Kerr-McGee continues to strengthen its position in the United Kingdom sector of the North Sea, where it is the largest U.S.-based independent oil producer. The company has the expertise and the prospect inventory to continue growing in this region through exploration of mid-size targets, exploitation of existing fields and additional strategic acquisitions.


KERR-McGEE GLOBAL PRODUCER

TECHNOLOGICAL GIANT

The Kerr-McGee Global Producer III, a 712-foot floating production, storage and offloading vessel, operates with state-of-the-art equipment and can store up to 500,000 barrels of oil for offloading to shuttle tankers.

Kerr-McGee has five producing fields and is preparing for development of four new fields in quadrant 9, its core operating area in the North Sea. Use of existing infrastructure will allow quick and economical developments at a projected cost of about $4 per BOE.

The company's oil production from North Sea fields averaged 101,900 barrels per day in 2001, more than half of total oil production for the year. Production is expected to increase in 2002 with new volumes from Leadon, Skene, Tullich and Maclure.

The Leadon development on blocks 9/14a and 9/14b, owned 100% by Kerr-McGee, came on stream in November 2001. Production is expected to peak at about 40,000 barrels of oil per day in the second quarter of 2002.

Production from Skene, a subsea development on block 9/19 (KM 33.3%), began in December 2001 and is projected at 165 million cubic feet of gas and 13,000 barrels of liquids per day in 2002.

Tullich, a 2001 discovery on block 9/23a (KM 100%) with reserves of 42 million BOE, will be developed as a tieback to Kerr-McGee's Gryphon facility on the adjoining block 9/18b. First production is expected in late 2002.

Another field being developed as a Gryphon tieback is Maclure on block 9/19 (KM 33.3%). Production is expected to start in the third quarter of 2002 from reserves estimated at 24 million BOE.

The Blue Sky and Blue Sky 2 satellite fields discovered in 2001 on block 9/23a (KM 100%) could be developed as subsea tiebacks to existing infrastructure.


Blue Sky
100%
Blue Sky 2
100%



State-of-the-Art Facility Adds Value in Core North Sea Area

Kerr-McGee's Leadon development in the North Sea began production in November 2001 from reserves estimated at 120 million to 170 million BOE. The project team relied on the experience gained from 25 years of exploring and operating in the North Sea to bring this field on stream less than two years after discovery of commercial reserves and less than a year after government approval. This development is the largest net investment in the company's history and one of the largest North Sea investments by any company in 2001.

The Leadon area is being developed with up to 12 horizontal production wells connected to the FPSO in 370 feet of water.

Eight years earlier, just 15 miles south of Leadon, Kerr-McGee had set several North Sea records at its Gryphon field, where production began only 10 months after government approval of the development plan. Gryphon was developed with the first FPSO purposely built for a North Sea project, and the first developed there entirely with horizontal wells.

Additional drilling on prospects around Leadon is planned in the years ahead to further enhance the value of assets in this core North Sea area.

Kerr-McGee Recognized as Gulf's Safest Environmental Steward

For the third time in five years, Kerr-McGee was recognized as the safest environmental steward among highly active oil and gas operators in the Gulf of Mexico. The company received the National Offshore Safety Award For Excellence in 2001 for its performance the previous year. The award is presented by the Minerals Management Service of the U.S. Department of the Interior. Kerr-McGee also won this prestigious award in 1997 and 1998 and placed among the finalists in 1999 and 2000.

One measure of the company's commitment to safety is the perfect 2001 record of oil and gas employees worldwide, who completed the year with no lost-time injuries.

Kerr-McGee has moved beyond compliance to a proactive approach in working with government agencies and other organizations to continuously improve safety and enhance pollution-prevention programs.

The Flower Garden Banks National Marine Sanctuary, some 115 miles from the Texas coast, holds special significance for Kerr-McGee, the most active operator near this living coral reef. Here and in other areas, the company supports environmental education and marine conservation projects of federal agencies and organizations such as the National Oceanic and Atmospheric Administration, National Geographic Society and Texas State Aquarium.

The Texas General Land Office, responsible for spill response and protection of state waters, recognized Kerr-McGee's environmental efforts with the 2001 Oil Spill Prevention and Response Act Award for Excellence. The company's deepwater drilling group won the award for safe handling of drilling fluids and fuel at its Texas shore bases and in state waters.

Onshore, the company's employees in eastern Oklahoma were recognized by the Environmental Federation of Oklahoma for operating as responsible citizens, good neighbors and environmental stewards.

Top performance in the protection of people and the environment enhances Kerr-McGee's reputation as a responsible operator and opens the doors to new opportunities around the world.



SCOTLAND
Quadrant 9
NORWAY
Aberdeen
ENGLAND
North Sea
London
Beryl
Glassel
100%
9/14a
Buckland
33.3%
Birse
100%
9/14b
Leadon
100%
Gryphon
61.5%
9/18a
Skene
33.3%
9/23b
9/18b
9/23a
Tullich
100%
Maclure
33.3%
9/19
N
oil
natural gas
Harding
25%
United Kingdom
Norway

Oil and gas activities are expanding in quadrant 9, Kerr-McGee's core operating area in the North Sea. The blocks shown in darker yellow are operated by the company, and the percentages indicate working interest. (Not to scale. For illustration purposes, only Kerr-McGee-related fields are shown.)

Chemicals

Focusing on the profitable growth of its titanium dioxide (TiO_2) operations, Kerr-McGee's chemical unit has grown into the world's third-largest producer and marketer of this inorganic white pigment. The catalyst for the company's success is its proprietary chloride-process technology.

Today, Kerr-McGee offers high-quality grades for virtually all titanium dioxide pigment applications from production facilities on three continents. The company is one of only a few producers that own chloride technology. This process produces a pigment with optical properties preferred by most market segments, including the coatings and plastics industries, which are the two largest TiO_2 markets. Titanium dioxide whitens, brightens and opacifies these and numerous other consumer and industrial products.

After several years of growing demand, titanium dioxide producers faced the challenge of deteriorating global markets in 2001. Pigment consumption, which closely follows general economic trends, began slowing in late 2000 and worsened through 2001. The result was the most severe decline in titanium dioxide demand in more than 20 years. In addition, prices came under pressure, especially during the second half of the year. These conditions resulted in a 63% decline in Kerr-McGee's operating profit from chemicals compared with 2000. Titanium dioxide contributed 81% of the chemical unit's operating profit for 2001, with the balance coming from the electrochemicals and forest products groups.

Kerr-McGee rationalized overall titanium dioxide capacity by closing its smallest, highest-cost pigment plant in Antwerp, Belgium, at year-end 2001 and by reducing production volumes at other locations. The company also stepped up ongoing cost-control efforts and delayed expansion projects. The 2002 capital budget was reduced by 41% from 2001 capital expenditures to about $90 million. The budget will primarily fund replacement and environmental projects. With these prudent measures, Kerr-McGee is well positioned to capitalize on market improvements projected for the second half of 2002.

Chemicals

(Millions of dollars)		**2001**	2000
Sales –	Pigment	**$ 931**	$1,034
	Other	**196**	227
	Total	**$1,127**	$1,261
Operating profit [1] –	Pigment	**$ 56**	$ 168
	Other	**13**	17
	Total	**$ 69**	$ 185
Net operating profit [1] –	Pigment	**$ 37**	$ 106
	Other	**9**	11
	Total	**$ 46**	$ 117
Gross worldwide titanium dioxide pigment production (thousands of tonnes)		**483**	480

[1] Excluding special items.

New Grades Position Kerr-McGee As TiO_2 Industry Market Leader

A strong product portfolio, efficient production technology and experienced people are among the most important assets in the titanium dioxide pigment industry. Kerr-McGee has all three.

The introduction of three new pigment grades during the past three years has enhanced the company's position as a market leader in the industry. CR-840, a chloride grade introduced in 2001 for use in plastics, offers many performance advantages over competing products and holds exciting potential. The company also has

Dr. Kelly A. Green, vice president of global technical sales and service, presents TRONOX® CR-840, a high-performance pigment grade for plastics. It is the newest grade in a strong portfolio of titanium dioxide pigments that whiten and brighten coatings, plastics and a wide range of other products.


TRONOX
TiO2

strengthened research of sulfate grades, which will lead to new and improved product offerings in the future.

The company's pigment is marketed under the TRONOX® label. Kerr-McGee uses its proprietary chloride technology to produce about 70% of annual output; about 30% is produced by the sulfate process.

Global Pigment Operations Prepared for Market Recovery

The strong product portfolio and experienced professionals, combined with plant and technology improvements, enable Kerr-McGee to capitalize on the anticipated market recovery. Production and marketing operations serve both regional and multinational customers, particularly in the Americas, Europe and the Asia/Pacific region.

Modifications under way at the Hamilton plant in Mississippi, United States, will improve the chloride-process technology and expand annual capacity from 188,000 tonnes to more than 220,000 tonnes by year-end 2002 with minimal capital expenditure. Similar modifications can be made at the company's other three chloride plants as pigment demand improves. These plants are located at Savannah (Georgia), United States; Botlek, Netherlands; and Kwinana (Western Australia), Australia.

Kerr-McGee also operates sulfate-process titanium dioxide plants at Savannah and at Uerdingen, Germany.

Since 1997, plant expansions and acquisitions have increased total gross production capacity almost threefold to nearly 600,000 tonnes per year. The recent advances in chloride technology position the company for additional low-cost expansions as market conditions warrant.

While the chemical unit expects a strong recovery of world markets by the second half of 2002, it also is prepared to operate more efficiently under challenging economic conditions. The projected recovery would increase global pigment consumption by an estimated 2% to 3% for the year, followed by a 5% increase in 2003.


Botlek
Uerdingen
Zurich
Oklahoma City
Savannah
Atlanta
Dallas
Hamilton
Singapore
Perth
Kwinana
Titanium dioxide plant
Technical sales and service
Sales office

Kerr-McGee operates pigment plants and technical sales and service laboratories on three continents.

KERR-McGEE'S PIGMENT PLANTS
(Annual capacity as of March 1, 2002)

CHLORIDE PROCESS	SULFATE PROCESS
Hamilton, United States 188,000 tonnes	**Uerdingen, Germany** 105,000 tonnes
Savannah, United States 91,000 tonnes	**Savannah, United States** 54,000 tonnes
Botlek, Netherlands 62,000 tonnes	
Kwinana, Australia 95,000 tonnes (KM 50% interest)	


SCANIA
124L
42

Joint Venture Develops New Business

Avestor Corporation, a 50%-50% joint venture with Montreal-based Hydro-Québec, was formed in 2001 to develop, produce and market a proprietary lithium-metal-polymer battery for use in telecommunications, utility peak shaving and electric vehicles. Production is expected to begin in late 2002 from a new plant being constructed in Boucherville (Quebec), Canada.

Other Operations

Kerr-McGee's chemical unit operates wood-preserving and electrochemical plants in the United States. The forest products division provides wood-treating services to the U.S. railroad industry at six plants strategically located in the states of Illinois, Indiana, Mississippi, Missouri, Oregon and Texas.

The primary electrochemical products are manganese dioxide, a major component of alkaline batteries, and sodium chlorate, used in pulp bleaching by the pulp and paper industry. The company is investigating options for divesting the electrochemical operations.

Safety and Environmental Performance Continue to Improve

The chemical unit continued to make significant progress in 2001 toward its goal of zero accidents and zero environmental incidents. Excellent safety practices are symbolized by the Star Worksite banner flying over 11 company facilities in the United States. Star is the highest recognition under the voluntary protection programs of the Occupational Safety and Health Administration of the U.S. Department of Labor.

For the year, the chemical unit's rate of recordable incidents was 69% better than the latest available industry averages, and the rate for its contractors was 61% better.

All of the company's pigment facilities have achieved certification under the international ISO 9000 quality standard, and eight facilities have been certified to the ISO 14000 environmental standard. These include the forest products plants and the pigment and electrolytic plants at Hamilton, Mississippi. Work is in progress to obtain ISO 14000 certification at other chemical operations.

The ISO 9000 and 14000 standards promote consistency in the management of quality and environmental processes. Third-party registrars verify compliance.

The chemical operations participate in other voluntary programs, including the Responsible Care® program of the American Chemistry Council and the Coatings Care® initiative of the National Paint and Coatings Association. Both programs promote continuous improvement in safety, health and environmental performance. Practices are in place at Kerr-McGee for all the management codes of the Responsible Care program.

Employees also are involved in their local communities. In 2001, recognition of such efforts included the Southern Nevada Distinguished Business of the Year Award presented to the electrolytic plant at Henderson by the state government.

Safety, environmental stewardship and community service represent an important part of Kerr-McGee's commitment to continuous improvement in all aspects of its chemical operations.



A silo truck hauls 24 tonnes of pigment from Kerr-McGee's Uerdingen plant in Germany to a customer for use in paint and coatings. Located near the Rhine River, the plant serves customers in Europe and around the world.

Glossary of Terms

Acreage: Land or offshore area leased or licensed for oil and gas exploration and production.

Appraisal drilling: Drilling carried out after the discovery of a new field to obtain more information on the physical extent, amount of reserves and likely production rate.

Articulated compliant tower: A freestanding, flexible production facility that moves or "complies" with wave forces. Kerr-McGee's Baldpate facility in the Gulf of Mexico features an articulation point that further enhances flexibility and represents an industry "first."

b/d: Barrel per day (42 U.S. gallons).

BOE: Barrels of oil equivalent. One barrel of oil equals 6,000 cubic feet of natural gas.

Chloride process: One of two processes used to produce titanium dioxide pigment. This process accounts for about 70% of Kerr-McGee's worldwide pigment production capacity.

Condensate: Hydrocarbon liquids that exist in gaseous form in the reservoir but condense to liquids as the gas flows to the surface.

Deep water: More than 1,000 feet deep.

Development: Drilling of wells following an oil or gas discovery, and bringing a field into production.

Discovery well: An exploratory well that finds a new petroleum deposit or opens a new formation in an established field.

Exploitation: Additional drilling or application of new technology to further extend production and reserves of an existing field.

Exploratory well: A well drilled to test the presence of oil or gas in an undeveloped area.

Floating production, storage and offloading (FPSO) system: A moored ship-shaped facility capable of producing oil from subsea wells and storing and offloading the oil into shuttle tankers. Kerr-McGee's Gryphon and Leadon fields in the North Sea use FPSOs.

Gross acres or gross production: The total number of acres or the total production volume in which a company owns an interest.

Independent: An oil and gas exploration and production company not engaged in petroleum refining and marketing or "downstream" operations. Kerr-McGee became an independent after selling its refining business in 1995.

MMcf/d: Million cubic feet of natural gas per day.

Prospect: A specified location or an area targeted for leasing and drilling.

Proved reserves: Estimated quantities of oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Reservoir: A porous, permeable sedimentary rock formation containing oil and/or natural gas, enclosed or surrounded by layers of less permeable or impervious rock.

Seismic survey: Technique for determining the structure of underground rock formations by sending energy waves or sound waves into the earth and recording the wave reflections. Three-dimensional seismic surveys provide enhanced data for determining well locations.

Spar: A deep-floating cylindrical hull. Kerr-McGee operates the industry's first production spar, installed in 1996 at the Neptune field in the Gulf of Mexico. This spar platform began production in 1997.

Subsea tieback: An offshore field developed with one or more wells completed on the seafloor, using subsea trees. The wells are connected by flowlines and umbilicals – the pathways for electrical and hydraulic signals – to a production facility in another area.

Subsea tree: Seafloor installation of the assembly of valves through which a well is produced.

Sulfate process: One of two processes used to produce titanium dioxide pigment.

TiO_2: Molecular formula for titanium dioxide pigment.

Titanium dioxide pigment: The world's preferred whitener, brightener and opacifier for paint, coatings, plastics, paper and many other products. This inorganic white pigment is Kerr-McGee's major chemical product.

Tonne: Metric ton (1,000 kilograms or 2,204.62 pounds).

Truss spar: A new version of the "classic" spar. A truss structure replaces the lower portion of the cylindrical hull, improving performance while reducing size and cost. The world's first truss spar was installed in 2001 at Kerr-McGee's Nansen field in the deepwater Gulf of Mexico.

Working interest: A cost-bearing interest in a well expressed as a percentage of the whole.

Board of Directors



William E. Bradford, 67 – Became a director in 1999. Retired; Chairman of Halliburton Company, a provider of energy and energy services, from 1998 to 2000; Chairman and Chief Executive Officer of Dresser Industries, Inc., now merged with Halliburton Company, from 1996 to 1998. Director, Valero Energy Corporation.



Luke R. Corbett, 55 – Director since 1995. Chairman and Chief Executive Officer of the company since 1999 and from 1997 to 1999; Chief Executive Officer from February to May 1999; President and Chief Operating Officer from 1995 to 1997. Director, OGE Energy Corp., BOK Financial Corporation and Noble Drilling Corporation.



Sylvia A. Earle, 66 – Became a director in 1999. Chair of Deep Ocean Exploration and Research, Inc., since 1992 and Explorer-in-Residence for the National Geographic Society since 1998.



David C. Genever-Watling, 56 – Became a director in 1999. President of GW Enterprises LLC, an investment and management firm, since 1998; Managing Director, SMG Management L.L.C., an investment firm, from 1997 to 2000. Previously President and Chief Executive Officer of General Electric Industrial and Power Systems.



Martin C. Jischke, 60 – Director since 1993. President of Purdue University since 2000; President of Iowa State University from 1991 to 2000. Director, Wabash National Corporation.



William C. Morris, 63 – Director since 1977. Chairman of J. & W. Seligman & Co. Incorporated; Chairman of Tri-Continental Corporation and Chairman of the Boards of the companies in the Seligman family of investment companies, all since 1988. Chairman of the Board of Carbo Ceramics, Inc., since 1987.



John J. Murphy, 70 – Director since 1990. Retired; Managing Director of SMG Management L.L.C., an investment firm, from 1997 to 2000; Chairman of Dresser Industries, Inc., from 1983 to 1996. Director, Carbo Ceramics, Inc., PepsiCo Inc., W. R. Grace & Co. and Shaw Industries, Ltd. He will retire from the Kerr-McGee board as of May 14, 2002, the date of the annual meeting of shareholders.



Leroy C. Richie, 60 – Director since 1998. Chairman and Chief Executive Officer of Q Standards World Wide, Inc., since 2000; Chairman and Chief Executive Officer of Capitol Coating Technologies, Inc., from 1999 to 2000; President of Intrepid World Communications from 1998 to 1999; Vice President and General Counsel for Automotive Legal Affairs, Chrysler Corporation, 1990 to 1997. Director, Infiniti, Inc., and the companies in the Seligman family of investment companies, with the exception of Seligman Cash Management Fund, Inc.



Matthew R. Simmons, 58 – Director since 1999. President of Simmons & Company International, a specialized investment banking firm that serves the worldwide energy services industry, since founding the company in 1974.



Nicholas J. Sutton, 57 – Director since January 2002. Founder, Chairman and Chief Executive Officer of HS Resources, Inc., an independent energy company, from 1978 to August 2001, when the company was acquired by Kerr-McGee.



Farah M. Walters, 57 – Director since 1993. President and Chief Executive Officer of University Hospitals Health System, Cleveland, Ohio, since 1992. Director, PolyOne Corporation.



Ian L. White-Thomson, 65 – Became a director in 1999. Executive Director of the Los Angeles Opera from 2000 to September 2001; Chairman of U.S. Borax, Inc., a provider of borax and borate products, from 1996 to 1999; President and Chief Executive Officer from 1988 to 1999; Chief Executive Officer, Rio Tinto Borax Ltd., from 1995 to 1999.

March 2002

Corporate Officers



Luke R. Corbett, 55, Chairman and Chief Executive Officer since May 1999 and from 1997 to February 1999; Chief Executive Officer from February to May 1999; President and Chief Operating Officer from 1995 to 1997. Joined Kerr-McGee in 1985.



Kenneth W. Crouch, 58, Senior Vice President (oil and gas exploration and production) since 1998; Senior Vice President responsible for oil and gas exploration from 1996 to 1998; Senior Vice President of North American and International Exploration, Exploration and Production Division, from 1996 to 1997. Joined the company in 1974.



Gregory F. Pilcher, 41, Senior Vice President, General Counsel and Corporate Secretary since July 2000; Vice President, General Counsel and Corporate Secretary from 1999 to 2000; Deputy General Counsel for Business Transactions from 1998 to 1999; Associate/Assistant General Counsel for Litigation and Civil Proceedings from 1996 to 1998. Joined Kerr-McGee in 1992.



Robert M. Wohleber, 51, Senior Vice President and Chief Financial Officer since 1999. Previously held various positions at the Freeport-McMoRan group of companies, including Senior Vice President and Chief Financial Officer of Freeport-McMoRan Inc. and President, Chief Executive Officer and Director of Freeport McMoRan Sulphur.



W. Peter Woodward, 53, Senior Vice President (chemicals) since 1997; Senior Vice President of Marketing for Kerr-McGee Chemical from 1996 to 1997; previously Business Director for Pigment. Joined Kerr-McGee in 1972.



Carol A. Schumacher, 45, Senior Vice President for Corporate Affairs since February 2002. Vice President of Public Relations, The Home Depot®, from 1998 to 2001; Executive Vice President and General Manager, Atlanta office of Edelman Public Relations Worldwide, from 1997 to 1998; previously Executive Vice President of Cohn & Wolfe, a division of Young & Rubicam, Inc.



Theodore Bennett, 49, joined the company in March 2002 as Vice President of Human Resources. Managing Partner, Bennett and Associates, from April 2001 to February 2002; Senior Vice President of Human Resources, Comerica, Inc., from 1997 to March 2001; previously Vice President of External Affairs, Human Resources and Senior Legal Counsel, The Coca-Coca Bottling Company of New York, Inc.



George D. Christiansen, 57, Vice President (safety and environmental affairs) since 1998; Vice President of Environmental Assessment and Remediation from 1996 to 1998; previously Vice President of Minerals Exploration, Hydrology and Real Estate. Joined the company in 1968.



John M. Rauh, 52, Vice President and Controller since January 2002; Vice President and Treasurer from 1996 to 2002; Vice President and Controller from 1987 to 1996; Joined the company in 1981.



John F. Reichenberger, 49, Vice President, Deputy General Counsel and Assistant Secretary since July 2000; Assistant Secretary and Deputy General Counsel from 1999 to 2000; Deputy General Counsel from 1998 to 1999; previously Associate General Counsel for Remediation and Risk Management and Claims. Joined the company in 1985.



Jean B. Wallace, 48, Vice President of General Administration since 1996; Vice President, Human Resources, from 1989 to 1996. Joined Kerr-McGee in 1979.

March 2002

Major Subsidiaries

Kerr-McGee Chemical LLC
Kerr-McGee Gryphon Limited
Kerr-McGee North Sea (U.K.) Limited
Kerr-McGee Oil & Gas Corporation
Kerr-McGee Oil & Gas Onshore LP
Kerr-McGee Oil (U.K.) PLC
Kerr-McGee Operating Corporation
Kerr-McGee Resources (U.K.) Limited
Kerr-McGee Rocky Mountain Corporation

Financial Review Kerr-McGee Corporation

Contents

Management's Discussion and Analysis . . . 20
Overview . . . 20
Operating Environment and Outlook . . . 20
Results of Consolidated Operations . . . 21
Segment Operations . . . 23
Financial Condition . . . 24
Capital Spending . . . 25
Market Risks . . . 26
Critical Accounting Policies . . . 28
Environmental Matters . . . 28
New Accounting Standards . . . 29
Cautionary Statement Concerning Forward-Looking Statements . . . 30
Responsibility for Financial Reporting . . . 30
Report of Independent Public Accountants . . . 30
Consolidated Statement of Income . . . 31
Consolidated Statement of Comprehensive Income and Stockholders' Equity . . . 32
Consolidated Balance Sheet . . . 33
Consolidated Statement of Cash Flows . . . 34
Notes to Financial Statements . . . 35
1. The Company and Significant Accounting Policies . . . 35
2. Cash Flow Information . . . 37
3. Inventories . . . 37
4. Investments – Equity Affiliates . . . 37
5. Investments – Other Assets . . . 38
6. Property, Plant and Equipment . . . 38
7. Deferred Charges . . . 38
8. Asset Securitization . . . 39
9. Accrued Liabilities . . . 39
10. Acquisition and Merger Reserves . . . 39
11. Debt . . . 40
12. Income Taxes . . . 41
13. Taxes, Other than Income Taxes . . . 42
14. Deferred Credits and Reserves – Other . . . 42
15. Contingencies . . . 42
16. Commitments . . . 43
17. Acquisition . . . 44
18. Financial Instruments and Derivative Activities . . . 45
19. Common Stock . . . 47
20. Other Income . . . 48
21. Earnings Per Share . . . 48
22. Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of . . . 49
23. Employee Stock Option Plans . . . 49
24. Employee Benefit Plans . . . 51
25. Employee Stock Ownership Plan . . . 53
26. Condensed Consolidating Financial Information . . . 54
27. Reporting by Business Segments and Geographic Locations . . . 57
28. Costs Incurred in Crude Oil and Natural Gas Activities . . . 59
29. Results of Operations from Crude Oil and Natural Gas Activities . . . 60
30. Capitalized Costs of Crude Oil and Natural Gas Activities . . . 61
31. Crude Oil, Condensate, Natural Gas Liquids and Natural Gas Net Reserves (Unaudited) . . . 62
32. Standardized Measure of and Reconciliation of Changes in Discounted Future Net Cash Flows (Unaudited) . . . 63
33. Quarterly Financial Information (Unaudited) . . . 64
Eight-Year Financial Summary . . . 65
Eight-Year Operating Summary . . . 66

Financial Review Kerr-McGee Corporation

Contents

Management's Discussion and Analysis 20
Overview 20
Operating Environment and Outlook 20
Results of Consolidated Operations 21
Segment Operations 23
Financial Condition 24
Capital Spending 25
Market Risks 26
Critical Accounting Policies 28
Environmental Matters 28
New Accounting Standards 29
Cautionary Statement Concerning Forward-Looking Statements 30
Responsibility for Financial Reporting 30
Report of Independent Public Accountants 30
Consolidated Statement of Income 31
Consolidated Statement of Comprehensive Income and Stockholders' Equity 32
Consolidated Balance Sheet 33
Consolidated Statement of Cash Flows 34
Notes to Financial Statements 35
1. The Company and Significant Accounting Policies 35
2. Cash Flow Information 37
3. Inventories 37
4. Investments – Equity Affiliates 37
5. Investments – Other Assets 38
6. Property, Plant and Equipment 38
7. Deferred Charges 38
8. Asset Securitization 39
9. Accrued Liabilities 39
10. Acquisition and Merger Reserves 39
11. Debt 40
12. Income Taxes 41
13. Taxes, Other than Income Taxes 42
14. Deferred Credits and Reserves – Other 42
15. Contingencies 42
16. Commitments 43
17. Acquisition 44
18. Financial Instruments and Derivative Activities 45
19. Common Stock 47
20. Other Income 48
21. Earnings Per Share 48
22. Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of 49
23. Employee Stock Option Plans 49
24. Employee Benefit Plans 51
25. Employee Stock Ownership Plan 53
26. Condensed Consolidating Financial Information 54
27. Reporting by Business Segments and Geographic Locations 57
28. Costs Incurred in Crude Oil and Natural Gas Activities 59
29. Results of Operations from Crude Oil and Natural Gas Activities 60
30. Capitalized Costs of Crude Oil and Natural Gas Activities 61
31. Crude Oil, Condensate, Natural Gas Liquids and Natural Gas Net Reserves (Unaudited) 62
32. Standardized Measure of and Reconciliation of Changes in Discounted Future Net Cash Flows (Unaudited) 63
33. Quarterly Financial Information (Unaudited) 64
Eight-Year Financial Summary 65
Eight-Year Operating Summary 66

Management's Discussion and Analysis

Overview

Kerr-McGee Corporation is one of the largest independent exploration and production companies and titanium dioxide pigment producers in the world. Since the end of 1998, the company's assets have more than tripled, proven oil and natural gas reserves have increased more than fivefold through drill bit success and merger and acquisitions, and the company's equity production capacity of titanium dioxide pigment has increased 85% through acquisition of plants and expansion of existing facilities.

Operating Environment and Outlook

The volatility of crude oil and natural gas prices has a significant influence on the profitability of Kerr-McGee's oil and gas exploration and production business.

The U.S. and world economies slowed throughout the year, lowering demand for both oil and natural gas. U.S. oil consumption for 2001 marked the first decline in a decade. The decline, which began in the third quarter, was due in large part to a combination of sharply reduced air travel following the September 11 terrorist attacks, the continued lackluster economy, fuel switching from residual fuel to natural gas, weak demand for petrochemical feedstocks and warm winter temperatures.

The lower demand caused downward pressure on prices. OPEC responded by reducing its market share in an effort to support prices. However, oil prices declined 34% through 2001. OPEC pressured several large non-OPEC producers to join them in additional production cuts at year-end. Global consumption was down or flat except in China and the Asia-Pacific areas. Oil demand is expected to remain weak during the first half of 2002, but as anticipated industrial production improves, increased demand will be an important driver for higher crude oil prices.

Natural gas prices, already suffering from a slowing U.S. economy, were further weakened by temporary disruptions in the economy caused by the terrorist attacks. The closing of offices, shutdown of factories and layoffs were a continuing part of the 2001 business landscape. Warmer-than-normal weather conditions, which marked the start of the 2001-02 winter, created record-high gas storage that has the potential to mitigate any recovery in gas prices in the months ahead. Recovery of hydroelectric generation from the devastating impact of last year's drought in the Pacific Northwest reduced natural gas demand in the power generation sector and added to an already increasing supply. A surge in deepwater Gulf of Mexico new wellhead capacity is expected to continue. Production capacity in the northern Rockies is also scheduled to increase with the addition of major gathering systems and accelerating coalbed methane recovery operations. Gas prices declined more than 70% from the extraordinary highs in January 2001 as a result of oversupply, mild weather in the U.S. and large supply increases from Canada.

The company enters 2002 with OPEC having significantly more excess capacity than last year, lower market share and less anticipated revenue. Gas storage in both Canada and the U.S. is at extremely high levels by historical measures.

Drilling activity responds to market signals. In the U.S., nearly 1,300 rotary rigs were working in mid-2001, but only 885 remained working at year-end. The reaction in gas drilling-related activities was even more dramatic. As the expected increase in natural gas demand occurs, production capacity will again demonstrate the delicate balance between supply and demand.

The company is the third-largest producer of titanium dioxide (TiO_2) pigment and is one of five companies that own proprietary chloride technology. The chloride process produces a pigment with optical properties preferred by the paint and plastics industries. In early 2002, 70% of the company's pigment production capacity was derived from chloride technology, with the remainder from sulfate technology, which produces pigment used in paper, food products and cosmetics.

Titanium dioxide is a "quality-of-life" product, and its consumption follows general economic trends. Throughout 2001, recessionary pressures plagued the paint and plastics industries, which represent more than 70% of the pigment market. In response to rising inventory levels and falling prices, the company continued its implementation of cost-reduction and operational performance improvement initiatives as indicated by the company closing its sulfate-route TiO_2 pigment plant in Antwerp, Belgium, at year-end 2001.

During recent months, there has been modest improvement in the leading U.S. economic indicators and the Euro-zone gross domestic product, and effective March 1, 2002, the company, announced an increase in titanium dioxide pigment prices. The company expects to see general economic improvement in both North America and Europe as well as renewed growth in the Asian markets, and management is confident that actions taken in 2001 have positioned the company for growth.

Results of Consolidated Operations

Net income and per-share amounts for each of the three years in the period ended December 31, 2001, were as follows:

(Millions of dollars, except per-share amounts)	2001	2000	1999
Net income	$ 486	$ 842	$ 142
Net income per share –			
Basic	5.01	9.01	1.64
Diluted	4.74	8.37	1.64

Net income was impacted by a number of special items that were both operating and nonoperating in each of the years. In 2001, the special items were principally related to certain asset impairments, provisions for environmental costs and the costs associated with the closure of the pigment plant in Antwerp, Belgium, partially offset by unrealized income recorded upon the adoption of the new derivative accounting standard. The 2000 special items were composed principally of the write-off of purchased in-process research and development projects and provisions for certain environmental costs. In 1999, special items were principally associated with the company's merger with Oryx Energy Company (Oryx) and related transition costs and with pending and settled litigation matters. These special items affect comparability between the periods and are shown on an after-tax basis in the following table, which reconciles income excluding special items to net income:

(Millions of dollars)	2001	2000	1999
Income excluding special items	$542	$940	$ 296
Special items, net of taxes –			
Merger costs	—	—	(116)
Net provision for environmental remediation and restoration of inactive sites	(53)	(59)	—
Asset impairment	(51)	—	—
Purchased in-process research and development	—	(32)	—
Chemical plant closings and product line discontinuations	(27)	(13)	—
Write-down of pigment fixed assets and inventories	(17)	—	—
Severance payments	(5)	—	—
Pending/settled litigation	—	(7)	(20)
Transition costs	(1)	(3)	(14)
Unrealized gain on Devon Energy Corporation stock reclassified to "trading" category of investments	118	—	—
Settlement of prior years' income taxes	—	11	1
Gain on sale of equity interest in a chemical plant	—	8	—
Other, net	—	(3)	(1)
Total	(36)	(98)	(150)
Change in accounting principle, net of taxes	(20)	—	(4)
Net income	$486	$842	$ 142

Effective January 1, 2001, the company adopted the Financial Accounting Standards Board's (FASB) Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), as amended. This standard required the recording of all derivative instruments as assets or liabilities, measured at fair value. Kerr-McGee recorded the fair value of all its outstanding foreign currency forward contracts and the fair value of the options associated with the company's debt exchangeable for stock (DECS) of Devon Energy Corporation (Devon) presently owned by the company. The net effect of recording these fair values resulted in a $20 million decrease in income as a cumulative effect of a change in accounting principle and a $3 million reduction in equity (other comprehensive income) for the foreign currency contracts designated as hedges.

Also, in accordance with FAS 133, the company chose to reclassify 85% of the Devon shares owned to "trading" from the "available for sale" category of investments. This resulted in a $118 million unrealized gain on the stock being recognized in income as of January 1, 2001, with a corresponding reduction in other comprehensive income where the unrealized gains had previously been recorded.

Effective January 1, 1999, the company adopted Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires costs of start-up activities to be expensed as incurred. Unamortized start-up costs at the beginning of 1999 were required to be recognized as a cumulative effect of a change in accounting principle, which decreased 1999 after-tax income by $4 million.

Income excluding special items for 2001 decreased $398 million from 2000, primarily as a result of lower net operating profit from both the exploration and production and the pigment segments of $305 million and $69 million, respectively. Also contributing to the decrease were losses from equity affiliates in 2001, compared with income in the prior year and higher other expenses, partially offset by lower net interest expense. Income excluding special items for 2000 was more than triple the 1999 amount. The $644 million increase resulted primarily from increases in after-tax operating profit for both the exploration and production and chemical operations of $588 million and $34 million, respectively, and a $20 million increase in after-tax foreign currency gains.

Income Statement Comparisons

Sales were $3.6 billion in 2001, $4.1 billion in 2000 and $2.7 billion in 1999. The decline in sales in 2001 was primarily due to lower average sales prices and volumes for oil and lower pigment sales prices and volumes, partially offset by higher natural gas sales volumes. Increased sales in 2000 resulted from the significantly higher average sales prices for oil and natural gas, higher oil sales volumes, and higher pigment sales volumes (principally from the two pigment plants acquired in the second quarter of 2000), partially offset by lower natural gas sales volumes.

Costs and operating expenses increased $47 million in 2001 from the 2000 level. Most of this variance resulted from $60 million of special items in 2001 versus $5 million in 2000. The 2001 special items consisted of costs for the Antwerp pigment plant closure, discontinuation of manganese metal production at Hamilton, Mississippi, and the write-down of certain pigment inventories. The 2000 costs and operating expenses increased $244 million over 1999, principally due to the operating costs for the two acquired pigment plants and the acquired North Sea operations.

Following are selling, general and administrative expenses for 2001, 2000 and 1999:

(Millions of dollars)	2001	2000	1999
Selling, general and administrative expenses excluding special items	$233	$193	$184
Special items –			
Pending/settled litigation	—	8	30
Transition costs associated with the Oryx merger and the purchase of two pigment plants	—	4	22
Severance payments	4	—	—
Total	4	12	52
Selling, general and administrative expenses	$237	$205	$236

The 2001 selling, general and administrative expenses excluding special items increased $40 million, or 21%, from 2000. This increase resulted principally from the acquisition of HS Resources, Inc. in mid-2001, completion of the integration of the two chemical plants acquired in the second quarter of 2000, higher costs for information technology projects, higher incentive compensation based on 2000 performance and higher chemical warehousing costs due to more product in inventory. Selling, general and administrative expenses excluding special items for 2000 increased 5% compared with 1999. The increase was primarily due to higher general and administrative costs associated with the purchased pigment plants.

Shipping and handling expenses totaled $119 million in 2001, $100 million in 2000 and $80 million in 1999. The increase in 2001 is primarily due to exploration and production's higher natural gas sales volumes and increased costs in the U.K., Kazakhstan and Indonesia. The 2000 increase was due principally to higher exploration and production and chemical sales volumes.

Depreciation and depletion expenses for 2001, 2000 and 1999 were $723 million, $684 million and $607 million, respectively. The 2001 amount includes $16 million of special items for discontinued capital projects and write-off of certain assets no longer used in pigment operations. Excluding these special items, the $23 million increase in 2001 was mainly the result of the HS Resources acquisition, the oil and gas production mix in the other regions and a full year of depreciation for the two chemical plants acquired in the second quarter of 2000. The 2000 increase over 1999 was the result of increased North Sea oil and gas production and the acquisition of two chemical plants during the second quarter of 2000.

Asset impairments totaled $76 million in 2001 (see Note 22). Of this amount, $47 million represented write-downs associated with the shut-in of the North Sea Hutton field. Asset impairments of $29 million were also recognized for certain chemical facilities in Belgium and the U.S. The impairments were recorded because these assets were no longer expected to recover their net book values through future cash flows.

Exploration costs for 2001, 2000 and 1999 were $211 million, $170 million and $140 million, respectively. The $41 million increase in 2001 was primarily the result of higher planned exploratory drilling in Brazil, Gabon, Australia and China, higher geophysical costs, principally from the HS Resources acquisition, and higher amortization of nonproducing leaseholds. The 2000 increase over 1999 was due to higher dry hole costs, principally in the U.K., Algeria, Thailand and Australia; higher geophysical costs, primarily in the Gulf of Mexico; and higher amortization of nonproducing leaseholds.

Taxes, other than income taxes, were $115 million in 2001, $122 million in 2000 and $85 million in 1999. The 2001 and 2000 variances from the prior year were both due principally to production taxes, a direct result of the decreases or increases in oil and gas prices.

In connection with the company's second-quarter 2000 acquisition of the pigment plant in Savannah, Georgia, certain incomplete research and development projects were identified and valued as part of the purchase price. Since these projects had no alternative future use to the company, $32 million was expensed at the date of acquisition.

Merger costs totaling $163 million were recognized in 1999 and represent costs incurred in connection with the Oryx merger, which had no future benefit to the combined operations. The major items were severance and associated benefit plan adjustments; lease cancellation costs; transfer fees for seismic data; investment bankers, lawyers and accountants fees; and the write-off of duplicate computer systems and fixtures (see Note 10).

Interest and debt expense totaled $192 million in 2001, $208 million in 2000 and $190 million in 1999. The lower expense in 2001 compared with 2000 is due to higher levels of interest being capitalized on the major development projects in the Gulf of Mexico and the North Sea and lower interest rates, partially offset by significantly higher borrowings resulting from the HS Resources acquisition and higher capital spending. The increase in 2000 expense compared with 1999 was the result of higher average borrowing levels during the first half of 2000 and lower capitalized interest.

Other income was as follows for each of the years in the three-year period ended December 31, 2001:

(Millions of dollars)	2001	2000	1999
Other income excluding special items	$ 52	$ 65	$39
Special items –			
Unrealized gain on Devon stock reclassified to "trading" category of investments	181	—	—
Gain on sales of a refining terminal and equity interest in a chemical plant in 2001 and 2000, respectively	4	14	—
Costs of chemical facility closings and product line discontinuations	—	(21)	—
Other, net	—	—	1
Total	185	(7)	1
Other income	$237	$ 58	$40

The 2001 decrease of $13 million in other income excluding special items compared with 2000 was primarily the result of losses from unconsolidated affiliates, compared with income in 2000 and lower foreign currency exchange gains. Partially offsetting these declines were gains on the revaluation of derivative contracts in 2001 and the excess of the unrealized gain on the options associated with the company's DECS over the unrealized loss on the Devon stock (see Note 18). The higher 2000 other income excluding special items compared with 1999 was due primarily to increases in foreign currency gains, interest income and income from unconsolidated affiliates.

Segment Operations

Operating profit from each of the company's segments is summarized in the following table:

(Millions of dollars)	2001	2000	1999
Operating profit excluding special items –			
Exploration and production	$1,007	$1,470	$562
Chemicals –			
Pigment	56	168	113
Other	13	17	15
Total Chemicals	69	185	128
Total	1,076	1,655	690
Special items	(156)	(41)	(21)
Operating profit	$ 920	$1,614	$669

Exploration and Production

Exploration and production sales, operating profit and certain other statistics are shown in the following table:

(Millions of dollars, except per-unit amounts)	2001	2000	1999
Sales	$2,511	$2,860	$1,784
Operating profit excluding special items	$1,007	$1,470	$ 562
Special items	(48)	(3)	(20)
Operating profit	$ 959	$1,467	$ 542
Exploration expense	$ 211	$ 170	$ 140
Net crude oil and condensate produced (thousands of barrels per day)	198	207	197
Average price of crude oil sold (per barrel)	$22.58	$27.64	$17.26
Natural gas sold (MMcf per day)	596	531	580
Average price of natural gas sold (per Mcf)	$ 3.83	$ 3.87	$ 2.38
Average production cost (per BOE)	$ 4.45	$ 4.49	$ 3.72

Special items in 2001 include a $47 million asset impairment loss associated with the Hutton field in the North Sea. Special items in 1999 were transition costs associated with the work necessary to accomplish the Oryx merger.

The decrease in operating profit excluding special items for 2001 was primarily due to the significant decline in average oil sales prices and higher exploration expense resulting from the company's planned exploration program, partially offset by the increase in natural gas sales volumes. The primary reasons for higher 2000 operating profit excluding special items compared with 1999 were significantly higher average sales prices for oil and natural gas and increased oil sales volumes, partially offset by higher production costs, higher exploration expense and lower natural gas sales volumes.

Chemicals

Chemical sales, operating profit (loss) and pigment production volumes are shown in the following table:

(Millions of dollars)	2001	2000	1999
Sales –			
Pigment	$ 931	$1,034	$725
Other	196	227	234
Total	$1,127	$1,261	$959
Operating profit excluding special items –			
Pigment	$ 56	$ 168	$113
Other	13	17	15
	69	185	128
Special items –			
Pigment	(78)	(38)	—
Other	(30)	—	(1)
Operating profit (loss)	$ (39)	$ 147	$127
Gross worldwide pigment production (thousands of tonnes)	483	480	320

Special items in 2001 were primarily due to $46 million for asset impairment and other costs associated with closing the pigment plant in Antwerp, Belgium, $25 million for the asset impairment and termination of manganese metal production at the Hamilton, Mississippi, electrolytic facility, $25 million for the write-down of certain pigment fixed assets and inventories and $8 million for severance costs. Special items in 2000 include $32 million for the write-off of in-process research and development projects with the purchase of the Savannah, Georgia, pigment plant and $6 million for the transition costs incurred in connection with the purchase of the Savannah and Botlek, Netherlands, pigment plants.

Pigment – Titanium dioxide pigment sales declined 10% in 2001 compared with 2000 due to lower pigment sales prices and sales volumes. The global economic downturn led to reduced customer demand and lower pricing. Operating profit excluding special items in 2001 declined $112 million compared with 2000 due principally to lower sales and higher per-unit production costs for pigment. The 43% increase in titanium dioxide pigment sales in 2000 compared with 1999 was primarily due to the additional volumes sold from the two acquired plants and higher pigment sales volumes at the other plants. Operating profit excluding special items in 2000 increased $55 million over 1999 due principally to record pigment sales volumes, cost-reduction initiatives and the favorable impact of euro exchange rates.

Other – Special items in 2001 were primarily due to asset impairments and the discontinuation of manganese metal production at Hamilton, Mississippi. Other chemical sales and operating profit declined primarily due to the discontinued production of manganese metal and lower results from forest products.

Financial Condition

(Millions of dollars)	2001	2000	1999
Current ratio	1.2 to 1	1.0 to 1	1.4 to 1
Total debt	$4,574	$2,425	$2,525
Total debt less cash	4,483	2,281	2,258
Stockholders' equity	$3,174	$2,633	$1,492
Total debt less cash to total capitalization	59%	46%	60%
Floating-rate debt to total debt	28%	3%	38%

Kerr-McGee operates with the philosophy that over a five-year plan period the company's capital expenditures and dividends will be paid from cash generated by operations. During 2001, major development projects utilized more cash than was generated from operations. On a cumulative basis, the cash generated from operations for the past three years has exceeded the company's capital expenditures and dividend payments. Debt and equity transactions are utilized for acquisition opportunities and short-term needs due to timing of cash flow. The company's net debt to capitalization was 59% at the end of 2001, compared with 46% and 60% at the end of 2000 and 1999, respectively. The increase in 2001 resulted from the debt issued and assumed in the acquisition of HS Resources and for the major development projects in the Gulf of Mexico and the North Sea. The lower percentage in 2000 versus 1999 was the result of the impact of the equity increase from 2000 net income and the sale of stock, as well as lower debt levels.

Cash Flow

Operating activities provided net cash of $1.1 billion in 2001, compared with $1.8 billion in 2000. The decrease was due primarily to the $356 million decline in net income, along with the use of funds reflected in the changes in various working capital items. Year-end cash was $91 million, a reduction of $53 million from $144 million at December 31, 2000.

The company invested $1.9 billion in its 2001 capital program, which included $72 million of unsuccessful exploratory drilling costs. Capital expenditures were $950 million higher than in 2000. These investments were mainly for major field developments in the North Sea and the Gulf of Mexico and nonproducing leasehold acquisitions in the Gulf of Mexico. Additionally, $978 million of cash was used for the acquisition of HS Resources and the acquisition of the remaining 20% minority interest in the chemical plants in Germany and Belgium. Other investing activities include a $44 million investment by chemical in Avestor, a new stored-power joint venture in Canada, and an additional $40 million investment for the company's share of construction costs for the Caspian pipeline by exploration and production. Other investing activities provided $29 million of net cash.

In connection with the acquisition of HS Resources, the company issued 5,057,273 shares of common stock valued at $355 million, assumed debt totaling $506 million and paid cash of $955 million totaling $1.816 billion. The cash payment and payoff of the assumed debt were financed by the issuance of three series of long-term notes totaling $1.5 billion. In addition to these long-term notes, the company borrowed $200 million with a private placement of its floating rate notes due June 2004 and had additional net borrowings of $143 million, primarily commercial paper and revolving credit borrowings. Cash flow was used to pay the company's dividends of $173 million in 2001.

Liquidity

The company believes that it has the ability to provide for its operational needs and its long- and short-term capital programs through its operating cash flows, borrowing capacity and ability to raise capital. The company's primary source of funds has been from operating cash flows, which would be adversely affected by declines in oil, natural gas and pigment prices, all of which can be volatile as discussed in the preceding Outlook section. Should operating cash flows decline, the company may reduce its capital expenditures program, borrow under its commercial paper program and/or consider selective long-term borrowings or equity issuances. Kerr-McGee's commercial paper programs are backed by the revolving credit facilities currently in place. Should the company's commercial paper or debt rating be downgraded, borrowing costs may increase, and the company may experience loss of investor interest in its debt as evidenced by a reduction in the number of investors and/or amounts they are willing to invest.

At December 31, 2001, the company had unused lines of credit and committed amounts under revolving credit agreements totaling $1.258 billion. Two revolving credit agreements consisting of a five-year $650 million facility and a 364-day $650 million facility were signed January 12, 2001. Of the two agreements, $810 million and $490 million can be used to support commercial paper borrowings in the U.S. and Europe, respectively, by certain wholly owned subsidiaries and are guaranteed by the parent company. The borrowings can be made in U.S. dollars, British pound sterling, euros or local European currencies. The company renewed the 364-day $650 million facility on January 11, 2002, with a similar 364-day $700 million facility. The company also has a $100 million revolving credit agreement available to its Chinese subsidiary through March 3, 2003. In addition, it had unused, uncommitted lines of credit of $40 million at December 31, 2001. Interest for each of the revolving credit facilities and lines of credit is payable at varying rates.

At December 31, 2001, the company classified $1.066 billion of its short-term obligations as long-term debt. Final settlement of these commercial paper and revolving credit obligations is not expected to occur in 2002. The company has the intent and the ability, as evidenced by committed credit agreements, to refinance this debt on a long-term basis. The company's practice has been to continually refinance its commercial paper or draw on its backup facilities, while maintaining levels believed to be appropriate.

The company also has available, to issue and sell, a total of $2 billion of debt securities, common or preferred stock, or warrants under its shelf registration with the Securities and Exchange Commission, which was last updated in February 2002.

During 2001 and 2000, the company identified certain financing needs that were best handled by off-balance sheet arrangements with unconsolidated, special purpose entities. Three leasing arrangements have been entered into for financing the company's working interest obligations for the production platforms and related equipment on three company-operated fields in the

Gulf of Mexico. Also, the company has entered into an accounts receivable monetization program to sell its receivables from certain pigment customers. Each of these transactions has provided specific financing for the company's current business needs and/or projects and does not expose the company to significant additional risks or commitments. The leases provide a tax-efficient method of financing a portion of these major development projects, and the sale of the pigment receivables results in lowering the company's financing costs due to a lower discount rate than the company's short-term borrowing rate.

During 2001, the company entered into a leasing arrangement for its interest in the production platform and related equipment for the Gunnison field in the Garden Banks area of the Gulf of Mexico, which is similar to two arrangements entered into in 2000 for the Nansen and Boomvang fields in the East Breaks area of the Gulf of Mexico. In each of these three arrangements, the company has entered into 5-year lease commitments with separate business trusts that have been created to construct independent spar production platforms for each field development. The company's share of construction costs for the platforms is being financed by synthetic lease credit facilities between the trust and groups of financial institutions for $157 million, $137 million and $78 million for Gunnison, Nansen and Boomvang, respectively, with the company making lease payments sufficient to pay interest at varying rates on the financings. After completion of the construction phase, different trusts will become the lessor/owner of the platforms and related equipment. The company and these trusts are committed to enter into operating leases for the use of the spar platforms and related equipment during the life of the fields. In January 2002, the Nansen synthetic lease was converted to an operating lease arrangement at the completion of the construction of the Nansen production platform, as planned. Estimated future minimum annual rentals under these leases are shown in the table below.

A pigment accounts receivable monetization program began in December 2000. Under the terms of the credit-insurance-backed asset securitization, up to $180 million of selected pigment customers' accounts receivables are sold monthly to a special-purpose entity (SPE). The SPE borrows the purchase price of the receivables at a lower interest rate than Kerr-McGee's commercial paper rate and shares a portion of the savings with the company. The company records a loss on the receivable sales equal to the difference in the cash received plus the fair value of the retained interests and the carrying value of the receivables sold. The fair value of the retained interests (servicing fees and preference stock of the SPE, which is essentially a deposit to provide credit enhancement, if needed, but otherwise recoverable by the company) is based on the discounted present value of future cash flows. At year-end 2001, the outstanding balance on receivables sold under the program totaled $96 million. In the event the program is terminated, Kerr-McGee will continue to act as collection agent until all its obligations under the agreement are retired. Any costs resulting from a termination would be covered by the value of the preference stock.

Obligations and Commitments

In the normal course of business, the company enters into contracts, leases and borrowing arrangements. The company has no material debt guarantees for unrelated parties. As part of the company's project-oriented exploration and production business, Kerr-McGee routinely enters into contracts for certain aspects of the project (i.e., engineering, drilling, subsea work, etc.). These contracts are generally not unconditional obligations; thus, the company accrues for the value of work done at any point in time, a portion of which is billed to partners. Kerr-McGee's commitments and obligations as of December 31, 2001, are summarized in the following table:

(Millions of dollars)		Year Due					
Type of Obligation	Total	2002	2003	2004	2005	2006	Thereafter
Long-term debt	$4,566	$26	$1,172	$664	$151	$325	$2,228
Operating leases for Nansen, Boomvang and Gunnison	643	7	12	22	27	27	548
All other operating leases	139	24	19	14	12	12	58
Leveraged leases	2	1	1	—	—	—	—
Drilling rig commitments	85	33	31	21	—	—	—
Guarantee of platform residual values	38	—	—	—	—	—	38
	$5,473	$91	$1,235	$721	$190	$364	$2,872

Capital Spending

Capital expenditures are summarized as follows:

(Millions of dollars)	Est. 2002	**2001**	2000	1999
Exploration and production	$780	**$1,624**	$718	$432
Chemicals	90	**153**	118	90
Other	20	**15**	6	6
	$890	**$1,792**	$842	$528

Capital spending, excluding acquisitions, totaled $3.2 billion in the three-year period ended December 31, 2001, and dividends paid totaled $477 million in the same three-year period, which compares with $3.7 billion of net cash provided by operating activities during the same period. This reflects the company's philosophy of providing for its capital programs and dividends through internally generated funds. During the three-year period, the company made three major acquisitions, which further expanded its global presence – the 2001 acquisition of HS Resources for $955 million cash plus common stock and assumed debt and the 2000 acquisitions of Repsol S.A.'s North Sea oil and gas operations and the U.S. and Dutch pigment plants for $975 million.

Kerr-McGee has budgeted $890 million for its capital program in 2002. This represents a 50% decrease from the 2001 level. Most of this decrease results from the completion of four major development projects in late 2001 and 2002.

Management anticipates that the 2002 capital program and selected acquisitions that support the company's global growth strategy can continue to be provided through internally generated funds and selective borrowings appropriate in the circumstances.

Oil and Gas

The company's exploration and production capital spending continues to be focused on deepwater projects and global growth. Successful exploration and appraisal drilling programs for the past three years have resulted in four major development projects – Nansen (50% working interest), Boomvang (30%) and Gunnison (50%) in the Gulf of Mexico and the 100%-owned Leadon project in the North Sea. The company is also developing the Skene field (33%) and the Maclure field (33%) in the North Sea, both of which were acquired as part of the Repsol acquisition. These projects plus the Tullich field (100%) in the North Sea comprise 43% of the capital budget for 2002. The company also expects to fund its share of drilling 20 to 30 exploratory wells in 2002.

Chemicals

Capital expenditures for chemical operations are budgeted at $90 million for 2002. These expenditures will be primarily for capital items needed to maintain the company's pigment facilities and for environmental projects.

Market Risks

The company is exposed to a variety of market risks, including credit risks, the effects of movements in foreign currency exchange rates, interest rates and certain commodity prices. The company addresses its risks through a controlled program of risk management that includes the use of insurance and derivative financial instruments. See Notes 1 and 18 for additional discussions of the company's financial instruments, derivatives and hedging activities.

Foreign Currency Exchange

The U.S. dollar is the functional currency for the company's international operations, except for its European chemical operations. Periodically, the company enters into forward contracts to buy and sell foreign currencies. Certain of these contracts (purchases of Australian dollars and British pound sterling) have been designated and have qualified as cash flow hedges of the company's operating and capital expenditure requirements. These contracts generally have durations of less than three years. The resulting changes in fair value of these contracts are recorded in accumulated other comprehensive income.

The company has entered into other forward contracts to sell foreign currencies, which will be collected as a result of pigment sales denominated in foreign currencies, primarily in euros. These contracts have not been designated as hedges even though they do protect the company from changes in foreign currency rates. Almost all of the pigment receivables have been sold in an asset securitization program at their equivalent U.S. dollar value at the date the receivables were sold. However, the company retains the risk of foreign currency rate changes between the date of the sale and collection of the receivables.

Following are the notional amounts at the contract exchange rates, weighted-average contractual exchange rates and estimated contract value for open contracts at year-end 2001 and 2000 to purchase (sell) foreign currencies. Contracts values are based on the estimated forward exchange rates in effect at year-end. All amounts are U.S. dollar equivalents.

(Millions of dollars, except average contract rates)	Notional Amount	Weighted-Average Contract Rate	Estimated Contract Value
Open contracts at December 31, 2001 –			
Maturing in 2002 –			
British pound sterling	$ 79	1.4159	$ 80
Australian dollar	64	.5943	54
Euro	(7)	.8894	(7)
New Zealand dollar	(1)	.4073	(1)
Maturing in 2003 –			
Australian dollar	44	.5702	38
Open contracts at December 31, 2000 –			
Maturing in 2001 –			
British pound sterling	293	1.4595	300
Australian dollar	60	.6168	54
Euro	21	.8525	23
Euro	(3)	.8740	(4)
German mark	(2)	.4474	(2)
British pound sterling	(1)	1.4508	(1)
Japanese yen	(1)	.0090	(1)
New Zealand dollar	(1)	.3993	(1)
Maturing in 2002 –			
Australian dollar	42	.6156	38
Maturing in 2003 –			
Australian dollar	18	.5935	17

Interest Rates

The company's exposure to changes in interest rates relates primarily to long-term debt obligations. The table below presents principal amounts and related weighted-average interest rates by maturity date for the company's long-term debt obligations outstanding at year-end 2001. All borrowings are in U.S. dollars.

(Millions of dollars)	2002	2003	2004	2005	2006	There-after	Total	Fair Value 12/31/01
Fixed-rate debt –								
Principal amount	$26	$ 106	$464	$151	$325	$2,228	$3,300	$3,384
Weighted-average interest rate	9.43%	8.09%	6.46%	8.14%	5.88%	6.67%	6.69%	
Variable-rate debt –								
Principal amount	—	$1,066	$200	—	—	—	$1,266	$1,266
Weighted-average interest rate	—	2.98%	2.65%	—	—	—	2.93%	

At December 31, 2000, long-term debt included fixed-rate debt of $2.348 billion (fair value – $2.558 billion) with a weighted-average interest rate of 6.69% and $71 million of variable-rate debt, which approximated fair value, with a weighted-average interest rate of 7.29%.

Commodity Prices

The company has periodically used derivative instruments to reduce the effect of the price volatility of crude oil and natural gas. As discussed in Note 17, the company purchased 100% of the outstanding shares of common stock of HS Resources effective August 1, 2001. At the time of the purchase, HS Resources (now Kerr-McGee Rocky Mountain Corp.) and its trading subsidiary (now Kerr-McGee Energy Services Corp.) had a number of derivative contracts for purchases and sales of gas, basis differences and energy-related contracts. All of these contracts are being treated by the company as speculative and are recorded at their fair market value on the balance sheet and marked-to-market through income each month.

HS Resources hedged a portion of its equity oil and gas production with fixed-price and basis contracts. The company has chosen to let the contracts run until maturity, unless closed earlier. The net fair value of these commodity-related derivatives was $6 million at year-end 2001. Of this amount, $6 million was recorded in current assets, $5 million in investments – other assets, $4 million in current liabilities and $1 million in deferred credits. The net gain associated with these derivatives was $27 million in 2001 and is included in Other Income in the Consolidated Statement of Income.

The fair value of the outstanding derivative instruments at December 31, 2001, was determined based on prices actively quoted, generally NYMEX futures prices.

(Millions of dollars) Contract Type	Maturity	Fair Value
Basis swaps	2002	$ 4
Basis swaps	2003	2
Basis swaps	2004	2
Fixed price swaps	2002	(2)
		$ 6

The trading subsidiary, Kerr-McGee Energy Services (KMES), markets purchased gas (primarily equity gas) in the Denver area. Existing contracts for the physical delivery of gas at fixed or index-plus prices and associated transportation contracts are marked-to-market each month in accordance with FAS 133. KMES has entered into basis and price derivative contracts that offset its fixed-price risk on physical contracts. These derivative contracts lock in the margins associated with the physical sale. The company believes that risk associated with these derivatives is minimal due to the credit-worthiness of the counterparties. The net fair market value of the commodity-related derivatives, physical contracts and transportation contracts was $21 million at year-end 2001. Of this amount, $30 million was recorded in current assets, $11 million in investments – other assets, $19 million in current liabilities and $1 million in deferred credits. The net loss associated with these derivatives and energy-related contracts was $24 million and is included in Sales in the Consolidated Statement of Income. The company did not enter into any commodity-related derivatives during 2000 or 1999.

All of these contracts are with credit-worthy counterparties, except for Enron, which has filed for bankruptcy. In its dealings with Enron, Kerr-McGee had a net payable to Enron at year-end 2001 of $5 million, comprised of $1 million receivable from Enron and $6 million payable to Enron.

The fair value of the outstanding derivative instruments at December 31, 2001, was determined based on prices actively quoted, generally NYMEX futures prices.

(Millions of dollars) Contract Type	Maturity	Fair Value
Physical gas sales	2002	$ 19
Physical gas sales	2003	1
Physical gas transportation	2002	4
Physical gas transportation	2003	3
Physical gas transportation	2004	2
Physical gas transportation	2005	2
Basis swaps	2002	1
Basis swaps	2003	2
Fixed price swaps	2002	(12)
Fixed price swaps	2003	(1)
		$ 21

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The more significant financial reporting areas impacted by management's judgments and estimates are environmental remediation, site dismantlement, tax accruals, litigation, self-insurance reserves, crude oil and natural gas reserve estimation, and impairment of assets. Management's judgments and estimates in these areas are based on information available from both internal and external sources, including legal counsel, engineers, environmental studies and historical experience in similar matters. Actual results could differ from those estimates as additional information becomes known.

Of these judgments and estimates, management considers the estimation of crude oil and natural gas reserves to be the most significant. Changes in crude oil and natural gas reserve estimates affect the company's calculation of depreciation and depletion, provision for abandonment, and assessment of the need for asset impairments. The company's geologists and engineers prepare estimates of crude oil and natural gas reserves based on available seismic data, reservoir pressure data, core analysis reports, well logs, analogous reservoir performance history, production data, reservoir simulation and other available sources of engineering, geological and geophysical information. As required by the guidelines and definitions established by the Securities and Exchange Commission, these estimates are based on current crude oil and natural gas pricing. As previously discussed, crude oil and natural gas prices are volatile, are largely affected by worldwide consumption and OPEC production, and are outside the control of management. Projected future crude oil and natural gas pricing assumptions are used by management to prepare estimates of crude oil and natural gas reserves used in formulating management's overall operating decisions in the exploration and production segment.

Estimates for environmental reserves are discussed below and additional information regarding management's judgments and estimates and the company's critical accounting policies are discussed in Note 1 to the financial statements.

Environmental Matters

The company and its subsidiaries are subject to various environmental laws and regulations. Under these laws, the company and/or its subsidiaries are or may be required to remove or mitigate the effects on the environment of the disposal or release of certain chemical, petroleum, low-level radioactive or other substances at various sites, including sites that have been designated Superfund sites by the U.S. Environmental Protection Agency (EPA) pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), as amended and, which are included on the National Priority List (NPL). At December 31, 2001, the company and/or its subsidiaries have received notices that they have been named potentially responsible parties (PRPs) with respect to 13 existing EPA Superfund sites on the NPL that require remediation. The company and/or its subsidiaries may share liability at certain of these sites with numerous other PRPs. In addition, the company and/or its subsidiaries have executed consent orders, operate under licenses or have reached agreements to perform or have performed remediation or remedial investigations and feasibility studies on sites not included as EPA Superfund NPL sites.

The company does not consider the number of sites for which it has been named a PRP to be a relevant measure of liability. The company and/or its subsidiaries are uncertain as to the scope of their involvement in or responsibility for many of the sites because of continually changing environmental laws and regulations; the nature of the company's businesses; the possibility of other PRPs; the present state of the law, which imposes joint and several liability on all PRPs under CERCLA; and pending legal proceedings. Therefore, the company is unable to reliably estimate the potential liability and the timing of future expenditures that may arise from many of these environmental sites. Reserves have been established for the remediation and restoration of active and inactive sites where it is probable that future costs will be incurred and the liability is estimable. In 2001, $108 million was added to the reserve for active and inactive sites. At December 31, 2001, the company's reserve for these sites totaled $182 million. In addition, at year-end 2001, the company had a reserve of $333 million for the future costs of the abandonment and removal of offshore well and production facilities at the end of their productive lives. In the Consolidated Balance Sheet, $447 million of the total reserve is classified as a deferred credit, and the remaining $68 million is included in current liabilities. Management believes that currently the company has reserved adequately for the reasonably estimable costs of known environmental contingencies. However, additional reserves may be required in the future due to the previously noted uncertainties (see Note 15).

Expenditures for the environmental protection and cleanup of existing sites for each of the last three years and for the three-year period ended December 31, 2001, are as follows:

(Millions of dollars)	**2001**	2000	1999	Total
Charges to environmental reserves	**$142**	$116	$121	$379
Recurring expenses	**57**	23	17	97
Capital expenditures	**21**	28	5	54
Total	**$220**	$167	$143	$530

The company has not recorded in the financial statements potential reimbursements from governmental agencies or other third parties, except for amounts due from the U.S. government under Title X of the Energy Policy Act of 1992 (see Notes 14 and 15). The following table reflects the company's portion of the known estimated costs of investigation and/or remediation that is probable and estimable. The table summarizes EPA Superfund NPL sites where the company has been notified it is a PRP under CERCLA and other sites for which the company believes it had some ongoing financial involvement in investigation and/or remediation at year-end 2001.

Location of Site	Stage of Investigation/Remediation	Total Known Estimated Cost	Total Expenditures Through 2001
		(Millions of dollars)	
EPA Superfund sites on National Priorities List (NPL)			
Milwaukee, Wis.	Executed consent decree to remediate the site of a former wood-treating facility. Initiated groundwater and soil treatment.	$ 30	$ 19
West Chicago, Ill., four sites outside the facility	Began cleanup of first site in 1995. At second site, removal work and surface restoration are complete, and closeout report has been submitted to EPA. Two sites are under study (see Note 15).	109	106
8 other sites	Various stages of investigation/remediation.	31	20
		170	145
Sites under consent order, license or agreement not on EPA Superfund NPL			
West Chicago, Ill., facility	Decommissioning is in progress under State of Illinois supervision (see Note 15). Began shipments to a permanent disposal facility in 1994.	407	361
Cleveland/Cushing, Okla.	Began cleanup in 1996.	112	94
Henderson, Nev.	Entered consent agreement in 1999. Recovery of perchlorate has been initiated.	74	61
		593	516
Other sites	Various stages of investigation/remediation.	347	267
Total for all sites		$1,110	$928

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No. 141, "Business Combinations," and FAS 142, "Goodwill and Other Intangible Assets." FAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for under the purchase method. The company adopted FAS 141 for its acquisition of HS Resources. The company will be required to adopt FAS 142 at the beginning of 2002 for all goodwill and other intangible assets recognized in the company's statement of financial position as of January 1, 2002. This statement changes the accounting for goodwill and intangible assets that have indefinite useful lives from an amortization method to an impairment approach. The nonamortization provisions of this standard are immediately applicable for any goodwill acquired after June 30, 2001. During 2002, the company will perform the first required impairment tests of goodwill and indefinite lived intangible assets. The company does not believe that the adoption of these statements will have a material effect on its financial position, results of operations or cash flows.

In June 2001, the Financial Accounting Standards Board issued FAS 143, "Accounting for Asset Retirement Obligations." FAS 143 requires asset retirement costs to be capitalized as part of the cost of the related tangible long-lived asset and subsequently allocated to expense using a systematic and rational method over the useful life of the asset. The company will adopt the statement effective no later than January 1, 2003, as required. The transition adjustment resulting from the adoption of FAS 143 will be reported as a cumulative effect of a change in accounting principle. At this time, the company cannot reasonably estimate the effect of the adoption of this statement on its financial position, results of operations or cash flows.

In August 2001, the Financial Accounting Standards Board issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 supersedes FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the portion of the Accounting Principle Board Opinion No. 30 that deals with disposal of a business segment. The new standard resolves significant implementation issues related to FAS 121, establishes a single accounting model for long-lived assets to be disposed of by sale and is effective for fiscal years beginning after December 15, 2001. The company does not believe that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this Financial Review regarding the company's or management's intentions, beliefs or expectations, or that otherwise speak to future events, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, drilling risks, the market value of Kerr-McGee's products, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's businesses supply raw materials, general economic conditions, and other factors and risks discussed in the company's SEC filings. Actual results and developments may differ materially from those expressed or implied in this Financial Review.

Responsibility for Financial Reporting

The company's management is responsible for the integrity and objectivity of the financial data contained in the financial statements. These financial statements have been prepared in conformity with generally accepted accounting principles appropriate under the circumstances and, where necessary, reflect informed judgments and estimates of the effects of certain events and transactions based on currently available information at the date the financial statements were prepared.

The company's management depends on the company's system of internal accounting controls to assure itself of the reliability of the financial statements. The internal control system is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and transactions are executed in accordance with management's authorizations and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Periodic reviews are made of internal controls by the company's staff of internal auditors, and corrective action is taken if needed.

The Board of Directors reviews and monitors financial statements through its audit committee, which is composed solely of directors who are not officers or employees of the company. The audit committee meets regularly with the independent public accountants, internal auditors and management to review internal accounting controls, auditing and financial reporting matters.

The independent public accountants are engaged to provide an objective and independent review of the company's financial statements and to express an opinion thereon. Their audits are conducted in accordance with generally accepted auditing standards, and their report is included below.

Report of Independent Public Accountants

To the Stockholders and Board of Directors
of Kerr-McGee Corporation:

We have audited the accompanying consolidated balance sheet of Kerr-McGee Corporation (a Delaware corporation) and subsidiary companies as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income and stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerr-McGee Corporation and subsidiary companies as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the financial statements, effective January 1, 2001, the company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Oklahoma City, Oklahoma,
February 22, 2002

ARTHUR ANDERSEN LLP

Consolidated Statement of Income

(Millions of dollars, except per-share amounts)	2001	2000	1999
Sales	$3,638	$4,121	$2,743
Costs and Expenses			
Costs and operating expenses	1,316	1,269	1,025
Selling, general and administrative expenses	237	205	236
Shipping and handling expenses	119	100	80
Depreciation and depletion	723	684	607
Asset impairment	76	—	—
Exploration, including dry holes and amortization of undeveloped leases	211	170	140
Taxes, other than income taxes	115	122	85
Provision for environmental remediation and restoration of inactive sites, net of reimbursements	82	90	—
Purchased in-process research and development	—	32	—
Merger costs	—	—	163
Interest and debt expense	192	208	190
Total Costs and Expenses	3,071	2,880	2,526
	567	1,241	217
Other Income	237	58	40
Income before Income Taxes and Change in Accounting Principle	804	1,299	257
Taxes on Income	(298)	(457)	(111)
Income before Change in Accounting Principle	506	842	146
Cumulative Effect of Change in Accounting Principle, net of taxes of $11 in 2001 and $2 in 1999	(20)	—	(4)
Net Income	$ 486	$ 842	$ 142
Net Income per Common Share			
Basic –			
Income before accounting change	$ 5.22	$ 9.01	$ 1.69
Cumulative effect of accounting change	(.21)	—	(.05)
Net income	$ 5.01	$ 9.01	$ 1.64
Diluted –			
Income before accounting change	$ 4.93	$ 8.37	$ 1.69
Cumulative effect of accounting change	(.19)	—	(.05)
Net income	$ 4.74	$ 8.37	$ 1.64

The accompanying notes are an integral part of this statement.

Consolidated Statement of Comprehensive Income and Stockholders' Equity

(Millions of dollars)	Comprehensive Income (Loss)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Deferred Compensation and Other	Total Stockholders' Equity
Balance December 31, 1998		$ 93	$1,282	$ 527	$ (36)	$(388)	$(132)	$1,346
Net income	$ 142	—	—	142	—	—	—	142
Unrealized gains on securities, net of $42 income tax	79	—	—	—	79	—	—	79
Foreign currency translation adjustment	(23)	—	—	—	(23)	—	—	(23)
Minimum pension liability adjustment	25	—	—	—	25	—	—	25
Shares issued	—	—	2	—	—	—	—	2
Dividends declared ($1.80 per share)	—	—	—	(156)	—	—	—	(156)
Effect of equity affiliate's merger	—	—	—	63	—	—	—	63
Other	—	—	—	—	—	—	14	14
Total	$ 223							
Balance December 31, 1999		93	1,284	576	45	(388)	(118)	1,492
Net income	$ 842	—	—	842	—	—	—	842
Unrealized gains on securities, net of $32 income tax	60	—	—	—	60	—	—	60
Foreign currency translation adjustment	3	—	—	—	3	—	—	3
Minimum pension liability adjustment	5	—	—	—	5	—	—	5
Shares issued	—	8	375	—	—	—	—	383
Dividends declared ($1.80 per share)	—	—	—	(170)	—	—	—	(170)
Other	—	—	1	(15)	—	5	27	18
Total	$ 910							
Balance December 31, 2000		101	1,660	1,233	113	(383)	(91)	2,633
Net income	$ 486	—	—	486	—	—	—	486
Unrealized losses on securities, net of $12 income tax	(22)	—	—	—	(22)	—	—	(22)
Reclassification of unrealized gains on securities to net income, net of $63 income tax	(118)	—	—	—	(118)	—	—	(118)
Record fair value of cash flow hedges	(3)	—	—	—	(3)	—	—	(3)
Change in fair value of cash flow hedges	(15)	—	—	—	(15)	—	—	(15)
Foreign currency translation adjustment	(17)	—	—	—	(17)	—	—	(17)
Minimum pension liability adjustment	(2)	—	—	—	(2)	—	—	(2)
Shares issued	—	6	382	—	—	—	—	388
Treasury stock cancelled	—	(7)	(371)	—	—	378	—	—
Dividends declared ($1.80 per share)	—	—	—	(176)	—	—	—	(176)
Other	—	—	5	—	—	5	10	20
Total	$ 309							
Balance December 31, 2001		$100	$1,676	$1,543	$ (64)	$ —	$ (81)	$3,174

The accompanying notes are an integral part of this statement.

Consolidated Balance Sheet

(Millions of dollars)	2001	2000
ASSETS		
Current Assets		
Cash	$ 91	$ 144
Accounts receivable, net of allowance for doubtful accounts of $11 in both 2001 and 2000	482	667
Inventories	439	391
Deposits, prepaid expenses and other assets	355	113
Total Current Assets	1,367	1,315
Investments		
Equity affiliates	101	41
Other assets	554	729
Property, Plant and Equipment – Net	8,322	5,383
Deferred Charges	261	198
Goodwill	356	—
Total Assets	$10,961	$7,666
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 655	$ 638
Short-term borrowings	8	6
Long-term debt due within one year	26	175
Taxes on income	83	190
Taxes, other than income taxes	31	25
Accrued liabilities	371	315
Total Current Liabilities	1,174	1,349
Long-Term Debt	4,540	2,244
Deferred Credits and Reserves		
Income taxes	1,275	704
Other	798	736
Total Deferred Credits and Reserves	2,073	1,440
Stockholders' Equity		
Common stock, par value $1.00 – 300,000,000 shares authorized, 100,186,350 shares issued in 2001 and 101,417,309 shares issued in 2000	100	101
Capital in excess of par value	1,676	1,660
Preferred stock purchase rights	1	1
Retained earnings	1,543	1,233
Accumulated other comprehensive income (loss)	(64)	113
Common stock in treasury, at cost – 1,020 shares in 2001 and 6,932,790 shares in 2000	—	(383)
Deferred compensation	(82)	(92)
Total Stockholders' Equity	3,174	2,633
Total Liabilities and Stockholders' Equity	$10,961	$7,666

The "successful efforts" method of accounting for oil and gas exploration and production activities has been followed in preparing this balance sheet.
The accompanying notes are an integral part of this balance sheet.

Consolidated Statement of Cash Flows

(Millions of dollars)	2001	2000	1999
Cash Flow from Operating Activities			
Net income	$ 486	$ 842	$ 142
Adjustments to reconcile to net cash provided by operating activities –			
Depreciation, depletion and amortization	779	732	648
Deferred income taxes	205	18	—
Dry hole costs	72	54	43
Merger and transition costs	—	—	131
Asset impairment	76	—	—
Provision for environmental remediation and restoration of inactive sites	82	90	—
Gains on asset retirements and sales	(12)	(6)	(3)
Purchased in-process research and development	—	32	—
Noncash items affecting net income	(147)	45	77
Changes in current assets and liabilities and other, net of effects of operations acquired –			
(Increase) decrease in accounts receivable	278	(55)	(56)
Increase in inventories	(51)	(46)	(34)
(Increase) decrease in deposits, prepaids and other assets	(201)	3	10
Increase (decrease) in accounts payable and accrued liabilities	(131)	129	(217)
Increase (decrease) in taxes payable	(120)	137	96
Other	(173)	(135)	(129)
Net cash provided by operating activities	1,143	1,840	708
Cash Flow from Investing Activities			
Capital expenditures	(1,792)	(842)	(528)
Dry hole costs	(72)	(54)	(43)
Acquisitions	(978)	(1,018)	(78)
Purchase of long-term investments	(92)	(56)	(39)
Proceeds from sale of long-term investments	18	35	27
Proceeds from sale of other assets	19	42	4
Net cash used in investing activities	(2,897)	(1,893)	(657)
Cash Flow from Financing Activities			
Issuance of long-term debt	2,513	677	1,084
Issuance of common stock	32	383	4
Decrease in short-term borrowings	(9)	(3)	(27)
Repayment of long-term debt	(661)	(966)	(782)
Dividends paid	(173)	(166)	(138)
Lease buyout	—	—	(41)
Net cash provided by (used in) financing activities	1,702	(75)	100
Effects of Exchange Rate Changes on Cash and Cash Equivalents	(1)	5	(5)
Net Increase (Decrease) in Cash and Cash Equivalents	(53)	(123)	146
Cash and Cash Equivalents at Beginning of Year	144	267	121
Cash and Cash Equivalents at End of Year	$ 91	$ 144	$ 267

The accompanying notes are an integral part of this statement.

1 The Company and Significant Accounting Policies

Kerr-McGee is an energy and chemical company with worldwide operations. It explores for, develops, produces and markets crude oil and natural gas, and its chemical operations primarily produce and market titanium dioxide pigment. The exploration and production unit produces and explores for oil and gas in the United States, the United Kingdom sector of the North Sea, Indonesia, China, Kazakhstan and Ecuador. Exploration efforts are also extended to Australia, Benin, Brazil, Gabon, Morocco, Canada, Thailand, Yemen and the Danish sector of the North Sea. The chemical unit has production facilities in the United States, Australia, Germany and the Netherlands.

On August 1, 2001, the company completed the acquisition of all the outstanding shares of common stock of HS Resources, Inc., an independent oil and gas exploration and production company. To accomplish the acquisition, the company reorganized and formed a new holding company, Kerr-McGee Holdco, which later changed its name to Kerr-McGee Corporation. All the outstanding shares of the former Kerr-McGee Corporation were canceled and the same number of shares was issued by the new holding company. The former Kerr-McGee Corporation was renamed Kerr-McGee Operating Corporation and is now a wholly owned subsidiary of the holding company, along with Kerr-McGee Rocky Mountain Corporation (formerly HS Resources).

Basis of Presentation

The consolidated financial statements include the accounts of all subsidiary companies that are more than 50% owned and the proportionate share of joint ventures in which the company has an undivided interest. Investments in affiliated companies that are 20% to 50% owned are carried as Investments - Equity affiliates in the Consolidated Balance Sheet at cost adjusted for equity in undistributed earnings. Except for dividends and changes in ownership interest, changes in equity in undistributed earnings are included in the Consolidated Statement of Income. All material intercompany transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as additional information becomes known.

Certain prior year amounts in the consolidated income and cash flow statements have been reclassified to conform with the current year presentation.

Foreign Currencies

The U.S. dollar is considered the functional currency for each of the company's international operations, except for its European chemical operations. Foreign currency transaction gains or losses are recognized in the period incurred and included in Other Income in the Consolidated Statement of Income. The company recorded net foreign currency transaction gains of $3 million, $30 million and $11 million in 2001, 2000 and 1999, respectively.

The euro is the functional currency for the European chemical operations. Translation adjustments resulting from translating the functional currency financial statements into U.S. dollar equivalents are reported separately in Accumulated Other Comprehensive Income in the Consolidated Statement of Comprehensive Income and Stockholders' Equity.

Cash Equivalents

The company considers all investments with a maturity of three months or less to be cash equivalents. Cash equivalents totaling $26 million in 2001 and $39 million in 2000 were comprised of time deposits, certificates of deposit and U.S. government securities.

Receivable Sales

Under a credit-insurance-backed asset securitization program, Kerr-McGee sells selected pigment customers' accounts receivable to a special-purpose entity (SPE). The company does not own any of the common stock of the SPE. When the receivables are sold, Kerr-McGee retains interests in the securitized receivables for servicing and in preference stock of the SPE. The interest in the preference stock is essentially a deposit to provide further credit enhancement to the securitization program, if needed, but is otherwise recoverable by the company at the end of the program. The recorded value of the preference stock is adjusted with each sale to maintain its fair value. The servicing fee is estimated by management to be adequate compensation and is equal to what would otherwise be charged by an outside servicing agent. The company records the loss associated with the receivable sales by comparing cash received and fair value of the retained interests to the carrying amount of the receivables sold. The estimate of fair value of the retained interests is based on the present value of future cash flows discounted at rates estimated by management to be commensurate with the risks.

Inventories

The costs of the company's product inventories are determined by the first-in, first-out (FIFO) method. Inventory carrying values include material costs, labor and the associated indirect manufacturing expenses. Materials and supplies are valued at average cost.

Property, Plant and Equipment

Exploration and Production – Exploration expenses, including geological and geophysical costs, rentals and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized by field using the unit-of-production method as the oil and gas are produced.

Undeveloped acreage costs are capitalized and amortized at rates that provide full amortization on abandonment of unproductive leases. Costs of abandoned leases are charged to the accumulated amortization accounts, and costs of productive leases are transferred to the developed property accounts.

Other – Property, plant and equipment is stated at cost less reserves for depreciation, depletion and amortization. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized. Costs of nonproducing mineral acreage surrendered or otherwise disposed of are charged to expense at the time of disposition.

Depreciation and Depletion – Property, plant and equipment is depreciated or depleted over its estimated life by the unit-of-production or the straight-line method. Capitalized exploratory drilling and development costs are amortized using the unit-of-production method based on total estimated proved developed oil and gas reserves. Amortization of producing leasehold, platform costs and acquisition costs of proved properties is based on the unit-of-production method using total estimated proved reserves. In arriving at rates under the unit-of-production method, the quantities of recoverable oil, gas and other minerals are established based on estimates made by the company's geologists and engineers.

Retirements and Sales – The costs and related depreciation, depletion and amortization reserves are removed from the respective accounts upon retirement or sale of property, plant and equipment. The resulting gain or loss is included in Other Income in the Consolidated Statement of Income.

Interest Capitalized – The company capitalizes interest costs on major projects that require a considerable length of time to complete. Interest capitalized in 2001, 2000 and 1999 was $33 million, $5 million and $9 million, respectively.

Impairment of Long-Lived Assets

Proved oil and gas properties are reviewed for impairment on a field-by-field basis when facts and circumstances indicate that their carrying amounts may not be recoverable. In performing this review, future cash flows are estimated by applying estimated future oil and gas prices to estimated future production, less estimated future expenditures to develop and produce the reserves. If the sum of these estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property, an impairment loss is recognized for the excess of the carrying amount over the estimated fair value of the property.

Other assets are reviewed for impairment by asset group for which the lowest level of independent cash flows can be identified and impaired in the same manner as proved oil and gas properties.

Revenue Recognition

Except for natural gas and most crude oil sales, revenue is recognized when title passes to the customer. Natural gas revenues and gas-balancing arrangements with partners in natural gas wells are recognized when the gas is produced using the entitlements method of accounting and are based on the company's net working interests. At December 31, 2001 and 2000, both the quantity and dollar amount of gas balancing arrangements were immaterial. Crude oil sales are recognized when produced using the entitlements method if a contract exists for the sale of the production.

Income Taxes

Deferred income taxes are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Site Dismantlement, Remediation and Restoration Costs

The company provides for the estimated costs at current prices of the dismantlement and removal of oil and gas production and related facilities. Such costs are accumulated over the estimated lives of the facilities by the use of the unit-of-production method. As sites of environmental concern are identified, the company assesses the existing conditions, claims and assertions, generally related to former operations, and records an estimated undiscounted liability when environmental assessments and/or remedial efforts are probable and the associated costs can be reasonably estimated.

Employee Stock Option Plan

The company accounts for its employee stock option plans using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees."

Derivative Instruments

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). The Statement as amended requires recording all derivative instruments as assets or liabilities, measured at fair value. The company adopted this standard on January 1, 2001, by recording the fair value of all the foreign currency forward purchase and sales contracts, and by separating and recording the fair value of the options associated with the company's debt exchangeable for stock (DECS) of Devon Energy Corporation (Devon) presently owned by the company. In adopting the standard, the company recognized an expense of $20 million as a cumulative effect of the accounting change and a $3 million reduction in equity (other comprehensive income) for the foreign currency contracts designated as hedges. Also, in accordance with FAS 133, the company chose to reclassify 85% of the Devon shares owned to "trading" from the "available for sale" category of investments. On January 1, 2001, the company recognized after-tax income totaling $118 million for the unrealized appreciation on the Devon shares reclassified to trading. The portion of the stock investments now classified as trading is marked-to-market through income each month. See Note 18 for a full description of the company's hedging activities and related accounting.

Shipping and Handling Fees and Costs

All amounts billed to a customer in a sales transaction related to shipping and handling represent revenues earned and are reported as revenue, and the costs incurred by the company for shipping and handling are reported as expense.

2 Cash Flow Information

Net cash provided by operating activities reflects cash payments for income taxes and interest as follows:

(Millions of dollars)	2001	2000	1999
Income tax payments	$ 434	$338	$111
Less refunds received	(19)	(34)	(85)
Net income tax payments	$ 415	$304	$ 26
Interest payments	$ 189	$193	$191

Information about noncash investing and financing activities not reflected in the Consolidated Statement of Cash Flows follows:

(Millions of dollars)	2001	2000	1999
Noncash investing activities			
Increase (decrease) in fair value of securities available for sale(1)	$ (34)	$280	$118
Decrease in fair value of trading securities(1)	(188)	—	—
Increase in an equity affiliate carrying value	—	—	98
Noncash financing activities			
Common stock issued in HS Resources acquisition	355	—	—
Debt assumed in HS Resources acquisition	506	—	—
Increase (decrease) in the valuation of the DECS(1)	8	187	(3)
Fair value of embedded options in the DECS(1)	(205)	—	—
Dividends declared but not paid	3	4	17

(1) See Notes 1 and 18 for discussion of FAS 133 adoption.

3 Inventories

Major categories of inventories at year-end 2001 and 2000 are:

(Millions of dollars)	2001	2000
Chemicals and other products	$338	$259
Materials and supplies	98	129
Crude oil and natural gas liquids	3	3
Total	$439	$391

4 Investments – Equity Affiliates

At December 31, 2001 and 2000, investments in equity affiliates are as follows:

(Millions of dollars)	2001	2000
Javelina Company	$ 42	$25
Avestor Limited Partnership	44	—
Other	15	16
Total	$101	$41

Javelina Company and Avestor Limited Partnership represent the company's investments of 40% and 50%, respectively, in non-exploration and production partnerships. Avestor Limited Partnership was formed in 2001 to develop, produce and market a next-generation power cell for use in telecommunications, utility peak shaving and electric vehicles.

In October 2000, the company sold its 25% equity interest in the National Titanium Dioxide Company Limited, a Saudi Arabian pigment operation. The gain on this sale was $8 million, net of $5 million for income taxes, and is included as Other Income in the Consolidated Statement of Income.

Following are financial summaries of the company's equity affiliates. Due to immateriality, investments shown as Other in the preceding table have been excluded from the information below.

(Millions of dollars)	2001	2000	1999
Results of operations –			
Net sales	$172	$213	$256
Net income (loss)	(5)	47	33
Financial position –			
Current assets	46	45	
Property, plant and equipment – net	113	113	
Total assets	213	158	
Current liabilities	23	21	
Total liabilities	52	21	
Stockholders' equity	161	137	

5 Investments – Other Assets

Investments in other assets consist of the following at December 31, 2001 and 2000:

(Millions of dollars)	2001	2000
Devon Energy Corporation common stock[1]	$385	$607
Long-term receivables, net of $9 allowance for doubtful notes in both 2001 and 2000	139	107
Derivatives (fixed-price and basis swap commodity contracts)[1]	16	—
U.S. government obligations	2	4
Other	12	11
Total	$554	$729

(1) See Note 18.

6 Property, Plant and Equipment

Fixed assets and related reserves at December 31, 2001 and 2000, are as follows:

	Gross Property		Reserves for Depreciation and Depletion		Net Property	
(Millions of dollars)	2001	2000	2001	2000	2001	2000
Exploration and production	$14,383	$10,894	$7,127	$6,581	$7,256	$4,313
Chemicals	1,860	1,736	857	721	1,003	1,015
Other	151	140	88	85	63	55
Total	$16,394	$12,770	$8,072	$7,387	$8,322	$5,383

7 Deferred Charges

Deferred charges are as follows at year-end 2001 and 2000:

(Millions of dollars)	2001	2000
Pension plan prepayments	$188	$132
Unamortized debt issue costs	34	27
Nonqualified benefit plans deposits	26	23
Amounts pending recovery from third parties	10	7
Other	3	9
Total	$261	$198

8 Asset Securitization

In December 2000, the company began an accounts receivable monetization for its pigment business through the sale of selected accounts receivable with a three-year, credit-insurance-backed asset securitization program. The company retained servicing responsibilities and subordinated interests and will receive a servicing fee of 1.07% of the receivables sold for the period of time outstanding, generally 60 to 120 days. No recourse obligations were recorded since the company has very limited obligations for any recourse actions on the sold receivables. The collection of the receivables is insured, and only receivables that qualify for credit insurance can be sold. A portion of the insurance is reinsured by the company's captive insurance company; however, the company believes that the risk of insurance loss is very low since its bad debt experience has historically been insignificant. The company also received preference stock in the special-purpose entity equal to 3.5% of the receivables sold. This preference stock is essentially a retained deposit to provide further credit enhancements, if needed.

During 2001, the company sold $597 million of its pigment receivables, resulting in pretax losses of $8 million. During 2000, the company sold $160 million of the receivables, resulting in pretax losses of $3 million. The losses are equal to the difference in the book value of the receivables sold and the total of cash and the fair value of the deposit retained by the special-purpose entity. At year-end 2001, the outstanding balance on receivables sold totaled $96 million.

9 Accrued Liabilities

Accrued liabilities at year-end 2001 and 2000 are as follows:

(Millions of dollars)	**2001**	2000
Employee-related costs and benefits	**$102**	$ 75
Interest payable	**100**	81
Current environmental reserves	**68**	69
Derivatives(1)	**32**	—
Litigation reserves	**21**	20
Royalties payable	**13**	28
Drilling and operating costs	**5**	15
Acquisition and merger reserves(2)	**9**	10
Other	**21**	17
Total	**$371**	$315

(1) Fixed-price and basis swap commodity contracts and forward foreign currency contracts.
(2) See Note 10.

10 Acquisition and Merger Reserves

In August 2001, the company recorded an accrual of $42 million for items associated with the HS Resources acquisition. Included in this accrual were transaction costs, severance and other employee-related costs, contract termination costs, and other acquisition-related costs. Of this accrual, $34 million was paid during 2001. The balance is primarily for the remaining severance costs that are expected to be paid and charged to the reserve during 2002.

During 1999, the company recorded an accrual of $163 million for items associated with the Oryx merger. Included in this charge were transaction costs, severance and other employee-related costs, contract termination costs, lease cancellations, write-off of redundant systems and equipment and other merger-related costs. Of this total accrual, $1 million and $10 million remain in the reserve at the end of 2001 and 2000, respectively.

The accruals, expenditures and reserve balances for 2001 and 2000 are as follows:

(Millions of dollars)	**2001**	2000
Beginning balance	**$ 10**	$ 20
Accruals	**42**	—
Payments	**(43)**	(10)
Ending balance	**$ 9**	$ 10

11. Debt

Lines of Credit and Short-Term Borrowings

At year-end 2001, the company had available unused bank lines of credit and revolving credit facilities of $1.258 billion. Of this amount, $820 million can be used to support commercial paper borrowing arrangements of Kerr-McGee Credit LLC, and $365 million can be used to support European commercial paper borrowings of Kerr-McGee (G.B.) PLC, Kerr-McGee Chemical GmbH, Kerr-McGee Pigments (Holland) B.V. and Kerr-McGee International ApS.

The company has arrangements to maintain compensating balances with certain banks that provide credit. At year-end 2001, the aggregate amount of such compensating balances was immaterial, and the company was not legally restricted from withdrawing all or a portion of such balances at any time during the year.

Short-term borrowings at year-end 2001 and 2000 consisted of notes payable totaling $8 million (4.42% average interest rate) and $6 million (4.94% average interest rate), respectively. The notes are denominated in a foreign currency and represent approximately 9 million euros and 6 million euros in 2001 and 2000, respectively.

Long-Term Debt

The company's policy is to classify certain borrowings under revolving credit facilities and commercial paper as long-term debt since the company has the ability under certain revolving credit agreements and the intent to maintain these obligations for longer than one year. At year-end 2001 and 2000, debt totaling $1.066 billion and $71 million, respectively, was classified as long-term consistent with this policy.

Long-term debt consisted of the following at year-end 2001 and 2000:

(Millions of dollars)	2001	2000
Debentures –		
7.125% Debentures due October 15, 2027 (7.01% effective rate)	$ 150	$ 150
7% Debentures due November 1, 2011, net of unamortized debt discount of $94 in 2001 and $99 in 2000 (14.25% effective rate)	156	151
5-1/4% Convertible subordinated debentures due February 15, 2010	600	600
7-1/2% Convertible subordinated debentures	—	180
Notes payable –		
5-7/8% Notes due September 15, 2006 (5.89% effective rate)	325	—
6-7/8% Notes due September 15, 2011, net of unamortized debt discount of $1 (6.90% effective rate)	674	—
7-7/8% Notes due September 15, 2031, net of unamortized debt discount of $2 (7.91% effective rate)	498	—
5-1/2% Exchangeable Notes (DECS) due August 2, 2004, net of unamortized debt discount of $20 in 2001 (5.60% effective rate) (See Note 18)	310	514
10% Notes due April 1, 2001	—	150
6.625% Notes due October 15, 2007	150	150
8.375% Notes due July 15, 2004	150	150
8.125% Notes due October 15, 2005	150	150
8% Notes due October 15, 2003	100	100
Variable interest rate revolving credit agreements with banks	254	—
Floating rate notes due June 28, 2004	200	—
Medium-Term Notes (9.29% average effective interest rate at December 31, 2001) $11 due January 2, 2002, and $2 due February 1, 2002,	13	13
Commercial paper (3.01% average effective interest rate at December 31, 2001)	732	50
Euro Commercial paper (2.95% average effective interest rate at December 31, 2001)	80	21
Guaranteed Debt of Employee Stock Ownership Plan 9.61% Notes due in installments through January 2, 2005	21	33
Other	3	7
	4,566	2,419
Long-term debt due within one year	(26)	(175)
Total	$4,540	$2,244

Maturities of long-term debt due after December 31, 2001, are $26 million in 2002; $1.172 billion in 2003 of which $1.066 billion is borrowings that the company expects to be able to maintain as long-term, see above; $664 million in 2004 of which $310 million may be a noncash payment for the DECS; $151 million in 2005; $325 million in 2006; and $2.228 billion thereafter.

Certain of the company's long-term debt agreements contain restrictive covenants, including a minimum tangible net worth requirement and a maximum total debt to total capitalization ratio. At December 31, 2001, the company was in compliance with its debt covenants.

Additional information regarding the major changes in debt during the periods and unused commitments for financing is included in Management's Discussion and Analysis.

12 Income Taxes

The taxation of a company that has operations in several countries involves many complex variables, such as differing tax structures from country to country and the effect on U.S. taxation of international earnings. These complexities do not permit meaningful comparisons between the U.S. and international components of income before income taxes and the provision for income taxes, and disclosures of these components do not provide reliable indicators of relationships in future periods. Income (loss) before income taxes and change in accounting principle is composed of the following:

(Millions of dollars)	2001	2000	1999
United States	$524	$ 562	$ (30)
International	280	737	287
Total	$804	$1,299	$257

The effective income tax rate in Canada decreased to 37% from 38% for the year 2001. The deferred income tax liability balance was adjusted to reflect this revised rate, causing a decrease in the 2001 international deferred provision for income taxes of $1 million.

The income tax rate in Australia decreased to 30% from 34% for the year 2001 and decreased to 34% from 36% for the year 2000. Effective January 1, 2001, the German corporate income tax rate decreased to 25% from 30%. The deferred income tax asset and liability balances were adjusted to reflect these revised rates, causing a net increase in the 2000 international deferred provision for income taxes of $2 million.

The 2001, 2000 and 1999 taxes on income before change in accounting principle are summarized below:

(Millions of dollars)	2001	2000	1999
U.S. Federal –			
Current	$ (63)	$105	$ (38)
Deferred	221	82	38
	158	187	—
International –			
Current	134	286	147
Deferred	1	(18)	(37)
	135	268	110
State	5	2	1
Total	$298	$457	$111

At December 31, 2001, the company had foreign operating loss carryforwards totaling $160 million – $8 million that expire in 2003, $11 million that expire in 2004, $16 million that expire in 2006 and $126 million that have no expiration date. Realization of these operating loss carryforwards is dependent on generating sufficient taxable income.

Deferred tax liabilities at December 31, 2001 and 2000, are composed of the following:

(Millions of dollars)	2001	2000
Net deferred tax liabilities –		
Accelerated depreciation	$1,308	$858
Exploration and development	159	31
Undistributed earnings of foreign subsidiaries	28	28
Postretirement benefits	(89)	(89)
Dismantlement, remediation, restoration and other reserves	(58)	(55)
U.S. and foreign operating loss carryforward	(46)	(18)
AMT credit carryforward	(18)	(18)
Other	(9)	(33)
Total	$1,275	$704

In the following table, the U.S. Federal income tax rate is reconciled to the company's effective tax rates for income before change in accounting principle as reflected in the Consolidated Statement of Income.

	2001	2000	1999
U.S. statutory rate	35.0%	35.0%	35.0%
Increases (decreases) resulting from –			
Taxation of foreign operations	1.8	.5	4.8
Adjustment of prior years' accruals	—	(.6)	—
Refunds of prior years' income taxes	—	(.7)	—
Adjustment of deferred tax balances due to tax rate changes	(.1)	.1	—
Other – net	.4	.8	3.3
Total	37.1%	35.1%	43.1%

The Internal Revenue Service has examined the Kerr-McGee Corporation and subsidiaries' pre-merger Federal income tax returns for all years through 1996, and the years have been closed through 1994. The Oryx income tax returns have been examined through 1997, and the years have been closed through 1978. The company believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

13. Taxes, Other than Income Taxes

Taxes, other than income taxes, as shown in the Consolidated Statement of Income for the years ended December 31, 2001, 2000 and 1999, are composed of the following:

(Millions of dollars)	2001	2000	1999
Production/severance	$ 67	$ 85	$52
Payroll	28	21	19
Property	15	13	11
Other	5	3	3
Total	$115	$122	$85

14. Deferred Credits and Reserves – Other

Other deferred credits and reserves consist of the following at year-end 2001 and 2000:

(Millions of dollars)	2001	2000
Reserves for site dismantlement, remediation and restoration	$447	$434
Postretirement benefit obligations	184	185
Pension plan liabilities	44	43
Derivatives(1)	42	—
Minority interest in subsidiary companies	3	24
Other	78	50
Total	$798	$736

(1) Options associated with exchangeable debt, forward foreign currency contracts and derivative contracts.

The company provided for environmental remediation and restoration, net of authorized reimbursements, during each of the years 2001, 2000 and 1999 as follows:

(Millions of dollars)	2001	2000	1999
Provision, net of authorized reimbursements	$ 80	$112	$ 3
Reimbursements received	11	66	15
Reimbursements accrued	—	—	67

The reimbursements, which pertain to the former facility in West Chicago, Illinois, are authorized pursuant to Title X of the Energy Policy Act of 1992 (see Note 15).

15. Contingencies

West Chicago, Illinois

In 1973, a wholly owned subsidiary, Kerr-McGee Chemical Corporation, now Kerr-McGee Chemical LLC (Chemical), closed the facility in West Chicago, Illinois, that processed thorium ores. Historical operations had resulted in low-level radioactive contamination at the facility and in the surrounding areas. In 1979, Chemical filed a plan with the Nuclear Regulatory Commission (NRC) to decommission the facility. In 1990, the NRC transferred jurisdiction over the facility to the State of Illinois (the State). Following is the current status of various matters associated with the closed facility.

Closed Facility – In 1994, Chemical, the City of West Chicago (the City) and the State reached agreement on the initial phase of the decommissioning plan for the closed West Chicago facility, and Chemical began shipping material from the site to a licensed permanent disposal facility.

In February 1997, Chemical executed an agreement with the City covering the terms and conditions for completing the final phase of decommissioning work. The State has indicated approval of the agreement and has issued license amendments authorizing much of the work. Chemical expects most of the work to be completed within the next two years, leaving principally only groundwater remediation and/or monitoring for subsequent years.

In 1992, the State enacted legislation imposing an annual storage fee equal to $2 per cubic foot of byproduct material located at the closed facility, which cannot exceed $26 million per year. Initially, all storage fee payments were reimbursed to Chemical as decommissioning costs were incurred. Chemical was fully reimbursed for all storage fees paid pursuant to this legislation. In June 1997, the legislation was amended to provide that future storage fee obligations are to be offset against decommissioning costs incurred but not yet reimbursed.

Vicinity Areas – The U.S. Environmental Protection Agency (EPA) has listed four areas in the vicinity of the closed West Chicago facility on the National Priority List promulgated by EPA under authority of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA) and has designated Chemical as a potentially responsible party in these four areas. The EPA issued unilateral administrative orders for two of the areas (known as the residential areas and Reed-Keppler Park), which require Chemical to conduct removal actions to excavate contaminated soils and ship the soils elsewhere for disposal. Without waiving any of its rights or defenses, Chemical is conducting the work required by the two orders. Chemical has completed the required excavation and restoration work at the park site and will be monitoring the site pending final EPA approval. Work at the residential sites is expected to be completed in 2002.

The other two areas (known as the Sewage Treatment Plant and Kress Creek) currently are being studied to determine the extent of contamination, and Chemical is in discussions with the relevant authorities regarding cleanup requirements. Chemical has indicated a willingness to undertake a cleanup of the final two sites subject to various conditions, including the continued reimbursement of the government's share of costs for cleaning up the West Chicago sites. If these conditions are met, the costs of cleanup for these two sites are not expected to exceed the additional federal funding, as more fully discussed below.

Government Reimbursement – Pursuant to Title X of the Energy Policy Act of 1992 (Title X), the U.S. Department of Energy (DOE) is obligated to reimburse Chemical for certain decommissioning and cleanup costs in recognition of the fact that much of the facility's production was dedicated to U.S. government contracts. Title X was amended in 1998 to increase the amount authorized for reimbursement to $140 million plus inflation adjustments. Through December 31, 2001, Chemical has been reimbursed approximately $146 million under Title X. These reimbursements are provided by congressional appropriations.

Historically, congressional authorizations under Title X have lagged Chemical's cleanup expenditures. At December 31, 2001, the government's share of costs already incurred by Chemical but not yet reimbursed by DOE totaled approximately $95 million. In 2001, the United States House of Representatives passed a bill that would bring the congressional authorizations current as well as authorize reimbursement for the government's share of future costs. That bill currently is pending in the United States Senate.

Other Matters

The company and/or its subsidiaries are parties to a number of legal and administrative proceedings involving environmental and/or other matters pending in various courts or agencies. These include proceedings associated with facilities currently or previously owned, operated or used by the company, its subsidiaries, and/or their predecessors, and include claims for personal injuries and property damages. The company's current and former operations also involve management of regulated materials and are subject to various environmental laws and regulations. These laws and regulations will obligate the company and/or its subsidiaries to clean up various sites at which petroleum and other hydrocarbons, chemicals, low-level radioactive substances and/or other materials have been disposed of or released. Some of these sites have been designated Superfund sites by EPA pursuant to CERCLA. Similar environmental regulations exist in foreign countries in which the company and/or its subsidiaries operate. Environmental regulations in the North Sea are particularly stringent.

The company provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable. It is not possible for the company to reliably estimate the amount and timing of all future expenditures related to environmental and legal matters and other contingencies because:

- some sites are in the early stages of investigation, and other sites may be identified in the future;
- cleanup requirements are difficult to predict at sites where remedial investigations have not been completed or final decisions have not been made regarding cleanup requirements, technologies or other factors that bear on cleanup costs;
- environmental laws frequently impose joint and several liability on all potentially responsible parties, and it can be difficult to determine the number and financial condition of other potentially responsible parties and their shares of responsibility for cleanup costs;
- environmental laws and regulations are continually changing, and court proceedings are inherently uncertain; and
- some legal matters are in the early stages of investigation or proceeding or their outcomes otherwise may be difficult to predict, and other legal matters may be identified in the future.

Although management believes that it has established adequate reserves for cleanup costs and legal matters, due to these uncertainties the company could be required to record additional reserves in the future.

As of December 31, 2001, the company had reserves totaling $182 million for cleaning up and remediating environmental sites, reflecting the reasonably estimable costs for addressing these sites. This includes $49 million for the West Chicago sites. Cumulative expenditures at all environmental sites through December 31, 2001, total $928 million. Management believes, after consultation with general counsel, that currently the company has reserved adequately for the reasonably estimable costs of contingencies. However, additions to the reserves may be required as additional information is obtained that enables the company to better estimate its liabilities, including liability at sites now under review, though the company cannot now reliably estimate the amount of future additions to the reserves.

16 Commitments

Lease Obligations

Total lease rental expense was $38 million in 2001, $34 million in 2000 and $37 million in 1999.

The company has various commitments under noncancelable operating lease agreements, principally for office space, production facilities and drilling equipment. During 2001, the construction of the Nansen production platform was completed and production commenced from the Gulf of Mexico Nansen field in January 2002. The company entered into an operating lease agreement for the use of the platform. Including the lease rentals for the Nansen platform, aggregate minimum annual rentals under all operating leases in effect at December 31, 2001, total $370 million, of which $26 million is due in 2002, $26 million in 2003, $68 million in the period 2004 through 2006 and $250 million thereafter.

During the third quarter of 2001, the company entered into an arrangement with Kerr-McGee Gunnison Trust for the construction of the company's share of a platform to be used in the development of the Gulf of Mexico Gunnison field, in which the company has a 50% working interest. The construction of the company's portion of the platform is being financed by a $157 million synthetic lease between the trust and a group of financial institutions. In 2000, the company entered into a similar arrangement with Kerr-McGee Boomvang Trust for the construction of the company's share of a platform to be used in the development of the Boomvang field, in which the company has a 30% working interest. The construction of the company's portion of the platform is being financed by a $78 million synthetic lease credit facility between the trust and a group of financial institutions. After construction, the company and the trusts are committed to enter into operating leases for the use of the platforms. Currently, the company is obligated to make lease payments in amounts sufficient to pay interest at varying rates on both of the financings. The payments for both obligations are expected to be $5 million in 2002, $5 million in 2003, $14 million in 2004, $16 million in 2005, $17 million in 2006, and $355 million thereafter. The future minimum annual rentals due under noncancelable operating leases shown above exclude any payments related to these agreements.

The company has guaranteed that the Nansen, Boomvang and Gunnison platforms will have residual values at the end of the operating leases equal to at least 10% of the fair market value of the platform at the inception of the lease. For Nansen the guaranteed value is $14 million in 2022 and for Boomvang and Gunnison estimates of the guaratees are $8 million in 2022 and $16 million in 2024, respectively.

Drilling Rig Commitments

During 1999, the company entered into lease agreements to participate in the use of various drilling rigs. The total exposure with respect to these commitments ranges from nil to $85 million, depending on partner participation. These agreements extend through 2004.

17 Acquisition

On August 1, 2001, the company completed the acquisition of all of the outstanding shares of common stock of HS Resources, Inc., an independent oil and gas exploration and production company with active projects in the Denver-Julesburg Basin, Gulf Coast, Mid-Continent and Northern Rocky Mountain regions of the U.S. The acquisition added approximately 250 million cubic feet equivalent of daily gas production and 1.3 trillion cubic feet equivalent of proved gas reserves, primarily in the Denver, Colorado, area. The addition of these primarily natural gas reserves provides the company a more balanced portfolio, geographic diversity and production mix. In addition, the acquisition provides low risk-exploitation drilling opportunities from identified projects based on HS Resources' seismic inventory. The acquisition price totaled $1.8 billion in cash, company stock and assumption of debt. The company reflected the assets and liabilities acquired at fair value in its balance sheet effective August 1, 2001, and the company's results of operations include HS Resources from August 1, 2001, through the end of the year 2001. The purchase price was allocated to specific assets and liabilities based on their estimated fair value at the date of acquisition. The allocations include $348 million recorded as goodwill. The cash portion of the acquisition totaled $955 million, including direct expenses, and was ultimately financed through issuance of long-term debt. A total of 5,057,273 shares of Kerr-McGee common stock were issued in connection with the acquisition. The shares were valued at $70.33 per share, the average price two days before and after the purchase was announced. Debt totaling $506 million was assumed.

The following are the amounts allocated to the acquired assets and liabilities based on their fair value:

(Millions of dollars)	
Accounts receivable	$ 70
Deposits and prepaids	13
Other current assets	42
Property, plant and equipment	1,987
Investments and other assets	29
Goodwill	348
Accounts payable	(94)
Accrued payables	(33)
Other current liabilities	(56)
Deferred income taxes	(442)
Other deferred credits and reserves	(48)
Total	$1,816

The following unaudited pro forma condensed income statement information has been prepared to give effect to the HS Resources acquisition as if it had occurred at the beginning of the periods presented, including purchase accounting adjustments.

(Millions of dollars, except per-share amounts)	2001	2000
Sales	$3,870	$4,444
Income before change in accounting principle	520	826
Net income	499	826
Earnings per share –		
Basic	4.99	8.39
Diluted	4.73	7.83

18 Financial Instruments and Derivative Activities

Investments in Certain Debt and Equity Securities

The company has certain investments that are considered to be available for sale. These financial instruments are carried in the Consolidated Balance Sheet at fair value, which is based on quoted market prices. The company had no securities classified as held to maturity at December 31, 2001 or 2000. At December 31, 2001 and 2000, available-for-sale securities for which fair value can be determined are as follows:

	2001			2000		
(Millions of dollars)	Fair Value	Cost	Gross Unrealized Holding Gains (Losses)	Fair Value	Cost	Gross Unrealized Holding Gains (Losses)
Equity securities	**$59**	**$32**	**$ (1)**(1)	$607	$209	$398
Exchangeable debt	**—**	**—**	**—**	514	330	(184)
U.S. government obligations –						
Maturing within one year	**3**	**3**	**—**	2	2	—
Maturing between one year and four years	**2**	**2**	**—**	4	4	—
Total			**$ (1)**			$214

(1) This amount includes $28 million of gross unrealized hedging losses on 15% of the exchangeable debt at the time of adoption of FAS 133.

The equity securities represent the company's investment in Devon Energy Company common stock, and the exchangeable debt is the company's debt that may be repaid with the Devon stock currently owned by Kerr-McGee. Prior to the beginning of 2001, the stock and the debt were marked-to-market each month, with the offset recognized in accumulated other comprehensive income. On January 1, 2001, the company adopted the provisions of FAS 133 and in accordance with that standard chose to reclassify 85% of the Devon shares owned to "trading" from the "available for sale" category of investments. As a result of the reclassification, the company recognized after-tax income totaling $118 million ($181 million before taxes) for the unrealized appreciation on 85% of the Devon shares. Additionally, with adoption of FAS 133, the debt exchangeable for stock (DECS) and its embedded option features were separated. The debt is now recorded in the Consolidated Balance Sheet at face value less unamortized discount, and the options associated with the exchangeable feature of the debt have been recorded at fair value on the balance sheet as deferred credits. (See further discussion on derivatives below.)

The Devon securities are carried in the Consolidated Balance Sheet as Investments - Other assets. U.S. government obligations are carried as Current Assets or as Investments - Other assets, depending on their maturities.

The change in unrealized holding gains (losses), net of income taxes, as shown in accumulated other comprehensive income for the years ended December 31, 2001, 2000 and 1999, is as follows:

(Millions of dollars)	2001	2000	1999
Beginning balance –	**$ 139**	$ 79	$—
Net unrealized holding gains (losses)	**(22)**	60	79
Reclassification of gains included in net income	**(118)**	—	—
Ending balance	**$ (1)**	$139	$79

Trading Securities

As discussed above, the company has recorded 85% of its Devon shares as trading securities and marks this investment to market each month through income. At year-end 2001, the market value of 8.4 million shares of Devon was $326 million, and $188 million in unrealized pretax losses was recognized during 2001 in Other Income in the Consolidated Statement of Income. However, this loss was more than offset by the $205 million unrealized gain on the embedded options associated with the DECS. (See discussion of these derivatives below.)

Financial Instruments for Other than Trading Purposes

In addition to the financial instruments previously discussed, the company holds or issues financial instruments for other than trading purposes. At December 31, 2001 and 2000, the carrying amount and estimated fair value of these instruments for which fair value can be determined are as follows:

	2001		2000	
(Millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	**$ 91**	**$ 91**	$ 144	$ 144
Long-term notes receivable	**107**	**107**	67	146
Long-term receivables	**26**	**22**	33	28
Contracts to sell foreign currencies	**—**	**—**	—	(1)
Contracts to purchase foreign currencies	**(15)**	**(15)**	—	(2)
Short-term borrowings	**8**	**8**	6	6
Debt exchangeable for stock excluding options	**310**	**330**	—	—
Long-term debt, except DECS	**4,256**	**4,319**	1,905	2,115

The carrying amount of cash and cash equivalents approximates fair value of those instruments due to their short maturity. The fair value of notes receivable is based on discounted cash flows or the fair value of the note's collateral. The fair value of long-term receivables is based on the sales price negotiated in the pending sale of the operation. The fair value of foreign currency forward contracts represents the aggregate replacement cost based on financial institutions' quotes. The fair value of the company's short-term and long-term debt is based on the quoted market prices for the same or similar debt issues or on the current rates offered to the company for debt with the same remaining maturity.

Derivatives

The company issued the DECS in August 1999, allowing each holder to receive between .85 and 1.0 shares of Devon stock or the cash equivalent, at the option of the company, at maturity in August 2004. Embedded options in the DECS provide Kerr-McGee a floor price on Devon's common stock of $33.19 per share (the put option). The company also retains the right to 15% of the shares if Devon's stock price is greater than $39.16 per share (the call option). Using the Black-Scholes valuation model, the fair values of the embedded put and call options were $2 million and $35 million, respectively, for a net fair value of $33 million on December 31, 2001. During 2001, the company recorded gains of $205 million in Other Income for the changes in fair value. As discussed above, the fluctuation in the value of these derivatives will generally offset the increase or decrease in the market value of 85% of the Devon stock owned by Kerr-McGee. The remaining 15% of the Devon shares are accounted for in accordance with FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," as available-for-sale securities with changes in market value recorded in accumulated other comprehensive income.

From time to time, the company enters into forward contracts to buy and sell foreign currencies. Certain of these contracts (purchases of Australian dollars and British pound sterling) have been designated and have qualified as cash flow hedges of the company's anticipated future cash flow needs for a portion of its capital expenditures and operating costs. These forward contracts generally have durations of less than three years. The resulting changes in fair value of these contracts are recorded in accumulated other comprehensive income. The amounts in accumulated other comprehensive income, $18 million loss at December 31, 2001, will be recognized in earnings in the periods during which the hedged forecasted transactions affect earnings (i.e., when the hedged transaction is paid in the case of a hedge of operating costs and when the hedged assets are depreciated in the case of a hedge of capital expenditures). In 2001, the company reclassified $9 million of losses on forward contracts from accumulated other comprehensive income to operating expenses in the income statement. Of the existing net losses at December 31, 2001, approximately $10 million will be reclassified into earnings during the next 12 months, assuming no further changes in fair value of the contracts. No hedges were discontinued during 2001, and no ineffectiveness was recognized. The company recognized net foreign currency hedging losses of $6 million in 2000 and $5 million in 1999, respectively.

The company has entered into other forward contracts to sell foreign currencies, which will be collected as a result of pigment sales denominated in foreign currencies, primarily in euros. These contracts have not been designated as hedges even though they do protect the company from changes in foreign currency rate changes. Almost all of the pigment receivables have been sold in an asset securitization program at their equivalent U.S. dollar value at the date the receivables were sold. However, the company retains the risk of foreign currency rate changes between the date of sale and collection of the receivables.

The company has periodically used derivative instruments to reduce the effect of the price volatility of crude oil and natural gas. As discussed in Note 17, the company purchased 100% of the outstanding shares of common stock of HS Resources effective August 1, 2001. At the time of the purchase, HS Resources (now Kerr-McGee Rocky Mountain) and its trading subsidiary (now Kerr-McGee Energy Services) had a number of derivative contracts for purchases and sales of oil and gas, basis differences and energy-related contracts. All of these contracts are being treated by the company as speculative and are recorded at their fair market value on the balance sheet and marked-to-market through income each month.

HS Resources hedged a portion of its equity oil and gas production with NYMEX fixed-price and basis contracts. The fixed price contracts will expire in 2002, and the basis contracts will expire by 2008. The company has chosen to let the contracts run until maturity, unless closed earlier. The net fair value of these commodity-related derivatives was $6 million at year-end 2001. Of this amount, $6 million was recorded in current assets, $5 million in investments – other assets, $4 million in current liabilities and $1 million in deferred credits. The net gain associated with these derivatives was $27 million in 2001 and is included in Other Income in the Consolidated Statement of Income.

The trading subsidiary, Kerr-McGee Energy Services (KMES), markets purchased gas (primarily equity gas) in the Denver area. Existing contracts for the physical delivery of gas at fixed or index-plus prices and associated transportation contracts are marked-to-market each month in accordance with FAS 133. KMES has entered into basis and price derivative contracts that offset its fixed-price risk on physical contracts. These derivative contracts lock in the margins associated with the physical sale. The company believes that the risk associated with these derivatives is minimal due to the credit-worthiness of the counterparties. The net fair market value of the commodity-related derivatives, physical contracts and transportation contracts was $21 million at year-end 2001. Of this amount, $30 million was recorded in current assets, $11 million in investments – other assets, $19 million in current liabilities and $1 million in deferred credits. The 2001 net loss associated with these derivatives and energy-related contracts was $24 million and is included in Sales in the Consolidated Statement of Income. The company did not enter into any commodity-related derivatives during 2000 or 1999.

19 Common Stock

Changes in common stock issued and treasury stock held for 2001, 2000 and 1999 are as follows:

(Thousands of shares)	Common Stock	Treasury Stock
Balance December 31, 1998	93,378	7,011
Exercise of stock options and stock appreciation rights	112	—
Issuance of restricted stock	4	—
Balance December 31, 1999	93,494	7,011
Exercise of stock options and stock appreciation rights	423	—
Public offering	7,500	—
Issuance of restricted stock	—	(78)
Balance December 31, 2000	101,417	6,933
Exercise of stock options and stock appreciation rights	533	—
Cancellation of outstanding shares of Kerr-McGee Operating Corporation (formerly Kerr-McGee Corporation)	(95,118)	—
Issuance of stock by Kerr-McGee Corporation (new holding company)	95,118	—
Shares issued to purchase HS Resources	5,057	—
Cancellation of treasury stock	(6,838)	(6,838)
Issuance of restricted stock	16	(102)
Forfeiture of restricted stock	—	8
Issuance of shares for achievement awards	1	—
Balance December 31, 2001	100,186	1

The company has 40 million shares of preferred stock without par value authorized, and none is issued.

There are 1,107,692 shares of the company's common stock registered in the name of a wholly owned subsidiary of the company. These shares are not included in the number of shares shown in the preceding table or in the Consolidated Balance Sheet. These shares are not entitled to be voted.

The company has granted 118,000, 74,000 and 4,000 shares of restricted common stock in 2001, 2000 and 1999, respectively, to certain key employees under the 2000 and the 1998 Long-Term Incentive Plans. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions on transferability and a risk of forfeiture. Of the restricted shares granted in 2001, the forfeiture provisions on 72,000 shares expire on January 9, 2004. Of the remaining shares granted in 2001, the forfeiture provisions lapse one-third per year over a three year period beginning on January 9, 2001 and August 1, 2001, for 29,000 shares and 16,000 shares, respectively. The forfeiture provisions on awards granted in 2000 lapse one-third per year over a three-year period beginning on January 11, 2003. The forfeiture provisions on the 1999 awards expire on December 1, 2003. During 2001, 8,000 shares of restricted stock were forfeited.

The company has had a stockholders-rights plan since 1986. The current rights plan is dated July 26, 2001, and replaced the previous plan prior to its expiration. Rights were distributed as a dividend at the rate of one right for each share of the company's common stock and continue to trade together with each share of common stock. Generally, the rights become exercisable the earlier of 10 days after a public announcement that a person or group has acquired, or a tender offer has been made for, 15% or more of the company's then-outstanding stock. If either of these events occurs, each right would entitle the holder (other than a holder owning more than 15% of the outstanding stock) to buy the number of shares of the company's common stock having a market value two times the exercise price. The exercise price is $215. Generally, the rights may be redeemed at $.01 per right until a person or group has acquired 15% or more of the company's stock. The rights expire in July 2006.

20 Other Income

Other income was as follows during each of the years in the three-year period ended December 31, 2001:

(Millions of dollars)	2001	2000	1999
Derivatives and Devon stock revaluation[1]	$225	$ —	$—
Interest	22	29	14
Income (loss) from unconsolidated affiliates	(5)	23	16
Gain on foreign currency exchange	3	30	11
Gain on sale of assets	4	6	3
Plant closing/product line discontinuation	—	(21)	—
Other	(12)	(9)	(4)
Total	$237	$ 58	$40

(1) See Note 18.

21 Earnings Per Share

Basic net income per share includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if security interests were exercised or converted into common stock.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999.

(Millions of dollars, except per-share amounts and thousands of shares)	2001			2000			1999		
	Net Income	Shares	Net Income Per Share	Net Income	Shares	Net Income Per Share	Net Income	Shares	Net Income Per Share
Basic earnings per share –									
Net income available to common stockholders	$486	97,106	$5.01	$842	93,406	$9.01	$142	86,414	$1.64
Diluted earnings per share –									
Effect of dilutive securities:									
5-1/4% convertible debentures	22	9,824		19	8,720		—	—	
7-1/2% convertible debentures	—	—		9	1,697		—	—	
Employee stock options	—	181		—	164		—	83	
Income available to common stockholders, including assumed dilution	$508	107,111	$4.74	$870	103,987	$8.37	$142	86,497	$1.64

Not included in the calculation of the denominator for diluted earnings per share were 2,219,858, 2,113,284 and 2,063,079 employee stock options outstanding at year-end 2001, 2000 and 1999, respectively. The inclusion of these options would have been antidilutive since they were not "in the money" at the end of the respective years.

The company has reserved 9,823,778 shares of common stock for issuance to the owners of its 5-1/4% Convertible Subordinated Debentures due 2010. These debentures are convertible into the company's common stock at any time prior to maturity at $61.08 per share of common stock. The company retired the 7-1/2% Convertible Subordinated Debentures in 2001.

22 Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Assets to Be Disposed Of

In 2001, the company's exploration and production operating unit suspended production from the Hutton field in the North Sea due to concerns about the oil export pipeline's integrity. It was determined that due to the amount of corrosion present in the pipeline, replacement of the pipeline would be required to allow production to resume. After careful study, the company, as operator, and the other partners decided not to replace the pipeline due to the small amount of remaining field reserves and plan to decommission the field. The Hutton field was deemed to be impaired because recovery of the net book value from future cash flows could no longer be expected. In 2001, an impairment loss of $47 million was determined based on the difference between the carrying value of the assets and the present value of the field's discounted future cash flows, net of expected proceeds from the sale of the Hutton Tension Leg Platform (TLP). The Hutton TLP is a production, drilling and accommodation facility located at the Hutton field.

At the end of 2001, the company's chemical - pigment operating unit ceased production at its titanium dioxide pigment plant in Antwerp, Belgium. The plant closing is part of the company's strategy to improve efficiencies and enhance margins by rationalizing assets within the chemical unit. A $14 million impairment loss was recognized in 2001, which reduced the carrying value of the asset to $1 million.

The company's chemical - other operating unit ceased production at its manganese metal production facility in Hamilton, Mississippi, during 2001. Production was ceased due to low-priced imports and softening prices that made the product no longer profitable. A $13 million impairment loss was recognized in 2001, which reduced the carrying value of the asset to nil. Also in 2001, due to the loss of its only major customer, a wood-preserving plant in Indianapolis, Indiana, was deemed to be impaired because the asset was no longer expected to recover its net book value through future cash flows. A $2 million impairment loss was recognized in 2001, which reduced the carrying value of the asset to $1 million. Plant operation will be suspended until the outcome of a viability assessment is completed.

Following are the sales and pretax income included in the Consolidated Statement of Income for assets the company decided to dispose of during 2001. Since each of these assets to be disposed of represents a small portion of a business segment or legal entity, the pretax income amounts may not include all indirect costs that might otherwise have been incurred by an unrelated operation. The impairment losses are included in the pretax income amounts for 2001. The company had no material assets held for disposal at year-end 2000 or 1999.

(Millions of dollars)	2001	2000	1999
Sales –			
Exploration and production	$ 13	$ 52	$ 44
Chemicals – pigment	37	52	47
Chemicals – other	26	40	46
Total	$ 76	$144	$137
Pretax income (loss) –			
Exploration and production	$ (50)	$ 19	$ 16
Chemicals – pigment	(53)	—	(2)
Chemicals – other	(27)	—	2
Total	$(130)	$ 19	$ 16

23 Employee Stock Option Plans

The 2000 Long Term Incentive Plan (2000 Plan) authorizes the issuance of shares of the company's common stock any time prior to April 30, 2010, in the form of stock options, restricted stock or long-term performance awards. The options may be accompanied by stock appreciation rights. A total of 2,500,000 shares of the company's common stock is authorized to be issued under the 2000 Plan.

In January 1998, the Board of Directors approved a broad-based stock option plan (BSOP) that provides for the granting of options to purchase the company's common stock to full-time, nonbargaining unit employees, except officers. A total of 1,500,000 shares of common stock is authorized to be issued under the BSOP.

The 1987 Long Term Incentive Program (1987 Program) and the 1998 Long Term Incentive Plan (1998 Plan) authorized the issuance of shares of the company's stock over a 15-year period and 10-year period, respectively, in the form of stock options, restricted stock or long-term performance awards. The 1987 Program was terminated when the stockholders approved the 1998 Plan, and the 1998 Plan was terminated with the approval of the 2000 Plan. No options could be granted under the 1987 Program or the 1998 Plan after that time, although options and any accompanying stock appreciation rights outstanding may be exercised prior to their respective expiration dates.

The company's employee stock options are fixed-price options granted at the fair market value of the underlying common stock on the date of the grant. Generally, one-third of each grant vests and becomes exercisable over a three-year period immediately following the grant date and expires 10 years after the grant date.

The following table summarizes the stock option transactions for the 2000 Plan, the BSOP, the 1998 Plan and the 1987 Program.

	2001		2000		1999	
	Options	Weighted-Average Exercise Price per Option	Options	Weighted-Average Exercise Price per Option	Options	Weighted-Average Exercise Price per Option
Outstanding, beginning of year	3,036,605	$59.66	2,823,334	$56.78	2,783,482	$58.77
Options granted	1,024,530	65.19	719,550	63.53	377,000	46.53
Options exercised	(532,260)	59.55	(426,561)	46.59	(110,521)	42.20
Options surrendered upon exercise of stock appreciation rights	(1,900)	42.63	(7,300)	45.57	(14,000)	45.25
Options forfeited	(62,539)	62.78	(46,779)	61.79	(45,929)	60.73
Options expired	(30,691)	63.74	(25,639)	72.95	(166,698)	72.95
Outstanding, end of year	3,433,745	61.18	3,036,605	59.66	2,823,334	56.78
Exercisable, end of year	1,935,880	59.32	2,007,036	59.70	2,003,138	57.63

The following table summarizes information about stock options issued under the plans described above that are outstanding and exercisable at December 31, 2001:

Options Outstanding				Options Exercisable	
Options	Range of Exercise Prices per Option	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price per Option	Options	Weighted-Average Exercise Price per Option
19,184	$30.00-$39.99	2.0	$34.65	19,184	$34.65
361,347	40.00- 49.99	3.9	43.14	313,009	43.59
725,730	50.00- 59.99	5.2	56.89	676,349	57.07
2,148,572	60.00- 69.99	7.2	64.93	748,426	65.34
178,912	70.00- 79.99	2.9	72.79	178,912	72.79
3,433,745	30.00- 79.99	6.2	61.18	1,935,880	59.32

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," prescribes a fair-value method of accounting for employee stock options under which compensation expense is measured based on the estimated fair value of stock options at the grant date and recognized over the period that the options vest. The company, however, chooses to account for its stock option plans under the optional intrinsic value method of APB No. 25, "Accounting for Stock Issued to Employees," whereby no compensation expense is recognized for fixed-price stock options. Compensation cost for stock appreciation rights, which is recognized under both accounting methods, was immaterial for 2001, 2000 and 1999.

Had compensation expense been determined in accordance with SFAS No. 123, the resulting compensation expense would have affected net income and per-share amounts as shown in the following table. These amounts may not be representative of future compensation expense using the fair-value method of accounting for employee stock options as the number of options granted in a particular year may not be indicative of the number of options granted in future years, and the fair-value method of accounting has not been applied to options granted prior to January 1, 1995.

(Millions of dollars, except per-share amounts)	2001	2000	1999
Net income–			
As reported	$486	$842	$142
Pro forma	478	835	136
Net income per share –			
Basic –			
As reported	5.01	9.01	1.64
Pro forma	4.92	8.94	1.57
Diluted –			
As reported	4.74	8.37	1.64
Pro forma	4.66	8.30	1.57

The fair value of each option granted in 2001, 2000 and 1999 was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions.

	Assumptions				
	Risk-Free Interest Rate	Expected Dividend Yield	Expected Life (years)	Expected Volatility	Weighted-Average Fair Value of Options Granted
2001	5.0%	3.3%	5.8	42.9%	$22.54
2000	6.6	3.1	5.8	31.3	19.15
1999	5.4	3.1	5.8	25.2	11.33

24 Employee Benefit Plans

The company has both noncontributory and contributory defined-benefit retirement plans and company-sponsored contributory postretirement plans for health care and life insurance. Most employees are covered under the company's retirement plans, and substantially all U.S. employees may become eligible for the postretirement benefits if they reach retirement age while working for the company. Following are the changes in the benefit obligations during the past two years:

	Retirement Plans		Postretirement Health and Life Plans	
(Millions of dollars)	2001	2000	2001	2000
Benefit obligation, beginning of year	$1,014	$ 977	$ 230	$215
Service cost	22	17	2	2
Interest cost	73	72	17	15
Plan amendments	21	(3)	—	—
Net actuarial gain	17	(12)	43	(8)
Acquisitions	—	58	—	21
Foreign exchange rate changes	(3)	(1)	—	—
Assumption changes	37	—	—	—
Contributions by plan participants	—	—	8	7
Benefits paid	(106)	(94)	(29)	(22)
Benefit obligation, end of year	$1,075	$1,014	$ 271	$230

The benefit amount that can be covered by the retirement plans that qualify under the Employee Retirement Income Security Act of 1974 (ERISA) is limited by both ERISA and the Internal Revenue Code. Therefore, the company has unfunded supplemental plans designed to maintain benefits for all employees at the plan formula level and to provide senior executives with benefits equal to a specified percentage of their final average compensation. The benefit obligation for the U.S. and certain foreign unfunded retirement plans was $44 million and $37 million at December 31, 2001 and 2000, respectively. Although not considered plan assets, a grantor trust was established from which payments for certain of these U.S. supplemental plans are made. The trust had a balance of $28 million at year-end 2001 and $24 million at year-end 2000. The postretirement plans are also unfunded.

Following are the changes in the fair value of plan assets during the past two years and the reconciliation of the plans' funded status to the amounts recognized in the financial statements at December 31, 2001 and 2000:

	Retirement Plans		Postretirement Health and Life Plans	
(Millions of dollars)	2001	2000	2001	2000
Fair value of plan assets, beginning of year	$ 1,558	$ 1,653	$ —	$ —
Actual return on plan assets	(73)	(80)	—	—
Employer contribution	9	20	—	—
Acquisitions	—	61	—	—
Foreign exchange rate changes	(4)	(2)	—	—
Benefits paid	(106)	(94)	—	—
Fair value of plan assets, end of year	1,384	1,558	—	—
Benefit obligation	(1,075)	(1,014)	(271)	(230)
Funded status of plans – over (under)	309	544	(271)	(230)
Amounts not recognized in the Consolidated Balance Sheet –				
Prior service costs	89	76	4	4
Net actuarial loss (gain)	(235)	(508)	45	3
Prepaid expense (accrued liability)	$ 163	$ 112	$(222)	$ (223)

Following is the classification of the amounts recognized in the Consolidated Balance Sheet at December 31, 2001 and 2000:

(Millions of dollars)	Retirement Plans 2001	Retirement Plans 2000	Postretirement Health and Life Plans 2001	Postretirement Health and Life Plans 2000
Prepaid benefits expense	$191	$140	$ —	$ —
Accrued benefit liability	(31)	(29)	(222)	(223)
Additional minimum liability –				
Accumulated other comprehensive income	3	1	—	—
Total	$163	$112	$(222)	$(223)

Total costs recognized for employee retirement and post-retirement benefit plans for each of the years ended December 31, 2001, 2000 and 1999, were as follows:

(Millions of dollars)	Retirement Plans 2001	Retirement Plans 2000	Retirement Plans 1999	Postretirement Health and Life Plans 2001	Postretirement Health and Life Plans 2000	Postretirement Health and Life Plans 1999
Net periodic cost –						
Service cost	$ 22	$ 17	$ 15	$ 2	$ 2	$ 1
Interest cost	73	72	69	17	15	9
Expected return on plan assets	(124)	(111)	(98)	—	—	—
Net amortization –						
Transition asset	(1)	(5)	(6)	—	—	—
Prior service cost	9	8	12	1	1	—
Net actuarial gain	(23)	(17)	(3)	—	—	—
	(44)	(36)	(11)	20	18	10
Dispositions, curtailments, settlements	—	—	29	—	—	—
Total	$ (44)	$ (36)	$ 18	$20	$18	$10

The following assumptions were used in estimating the actuarial present value of the plans' benefit obligations and net periodic expense:

	2001		2000		1999	
	United States	International	United States	International	United States	International
Discount rate	7.25%	5.75%	7.75%	5.5-6.5%	7.75%	5.5-6.5%
Expected return on plan assets	9.0	7.0	9.0	7.0	9.0-9.5	6.25
Rate of compensation increases	5.0	2.5-7.5	5.0	3.0-5.0	5.0	3.0-5.0

The health care cost trend rates used to determine the year-end 2001 postretirement benefit obligation were 7% in 2002, gradually declining to 5% in the year 2010 and thereafter. A 1% increase in the assumed health care cost trend rate for each future year would increase the postretirement benefit obligation at December 31, 2001, by $23 million and increase the aggregate of the service and interest cost components of net periodic postretirement expense for 2001 by $2 million. A 1% decrease in the trend rate for each future year would reduce the benefit obligation at year-end 2001 by $23 million and decrease the aggregate of the service and interest cost components of the net periodic postretirement expense for 2001 by $2 million.

25 Employee Stock Ownership Plan

In 1989, the company's Board of Directors approved a leveraged Employee Stock Ownership Plan (ESOP) into which is paid the company's matching contribution for the employees' contributions to the Kerr-McGee Corporation Savings Investment Plan (SIP). The ESOP was amended in 2001 to provide matching contributions for the employees' contributions made to the Kerr-McGee Pigments (Savannah), Inc. Employees' Savings Plan, a savings plan for the bargaining unit employees at the company's Savannah, Georgia, pigment plant (Savannah Plan). Most of the company's employees are eligible to participate in both the ESOP and the SIP or Savannah Plan. Although the ESOP, SIP and Savannah Plan are separate plans, matching contributions to the ESOP are contingent upon participants' contributions to the SIP or Savannah Plan. Additionally, HS Resources had a savings plan at the time of acquisition, which had only discretionary cash contributions by the employer. Kerr-McGee paid $1 million into this plan in December 2001. Beginning January 1, 2002, the remaining HS Resources employees became eligible to participate in the Kerr-McGee ESOP and SIP.

In 1989, the ESOP trust borrowed $125 million from a group of lending institutions and used the proceeds to purchase approximately three million shares of the company's treasury stock. The company used the $125 million in proceeds from the sale of the stock to acquire shares of its common stock in open-market and privately negotiated transactions. In 1996, a portion of the third-party borrowings was replaced with a note payable to the company (sponsor financing). The third-party borrowings are guaranteed by the company and are reflected in the Consolidated Balance Sheet as Long-Term Debt, while the sponsor financing does not appear in the company's balance sheet. The remaining balance of the sponsor financing is $4 million at year-end 2001.

The Oryx Capital Accumulation Plan (CAP) was a combined stock bonus and leveraged employee stock ownership plan available to substantially all U.S. employees of the former Oryx operations. On August 1, 1989, Oryx privately placed $110 million of notes pursuant to the provisions of the CAP. Oryx loaned the proceeds to the CAP, which used the funds to purchase Oryx common stock that was placed in a trust. This loan was sponsor financing and does not appear in the accompanying balance sheet. The remaining balance of the sponsor financing is $77 million at year-end 2001.

During 1999, the company merged the Oryx CAP into the ESOP and SIP. As a result, a total of 159,000 and 294,000 shares was transferred from the CAP into the ESOP and SIP, respectively.

The company stock owned by the ESOP trust is held in a loan suspense account. Deferred compensation, representing the unallocated ESOP shares, is reflected as a reduction of stockholders' equity. The company's matching contribution and dividends on the shares held by the ESOP trust are used to repay the loan, and stock is released from the loan suspense account as the principal and interest are paid. The expense is recognized and stock is then allocated to participants' accounts at market value as the participants' contributions are made to the SIP. Long-term debt is reduced as payments are made on the third-party financing. Dividends paid on the common stock held in participants' accounts are also used to repay the loans, and stock with a market value equal to the amount of dividends is allocated to participants' accounts.

Shares of stock allocated to the ESOP participants' accounts and in the loan suspense account are as follows:

(Thousands of shares)	**2001**	2000
Participants' accounts	**1,407**	1,303
Loan suspense account	**873**	1,114

The shares allocated to ESOP participants at December 31, 2001, included approximately 68,000 shares released in January 2002, and at December 31, 2000, included approximately 57,000 shares released in January 2001.

All ESOP shares are considered outstanding for net income per-share calculations. Dividends on ESOP shares are charged to retained earnings.

Compensation expense is recognized using the cost method and is reduced for dividends paid on the unallocated ESOP shares. The company recognized ESOP expense of $12 million and $11 million in 2001 and 2000, respectively, and ESOP and CAP-related expense of $14 million in 1999. These amounts include interest expense incurred on the third-party ESOP debt of $2 million in 2001, $3 million in 2000 and $4 million in 1999. The company contributed $22 million and $21 million to the ESOP in 2001 and 2000, respectively, and $25 million to the ESOP and CAP in 1999. Included in the contributions were $12 million for both 2001 and 2000 and $17 million in 1999 for principal and interest payments on the sponsor financings. The cash contributions are net of $4 million for the dividends paid on the company stock held by the ESOP trust in each of the years 2001, 2000 and 1999.

23 Condensed Consolidating Financial Information

In connection with the acquisition of HS Resources, a holding company structure was implemented. (See Note 1 for a discussion of the new organization.)

On October 3, 2001, Kerr-McGee Corporation issued $1.5 billion of long-term notes in a public offering. The notes are general, unsecured obligations of the company and rank on parity with all of the company's other unsecured and unsubordinated indebtedness. Kerr-McGee Operating Corporation and Kerr-McGee Rocky Mountain Corporation have guaranteed the notes. Additionally, Kerr-McGee Corporation has guaranteed all indebtedness of its subsidiaries, including the indebtedness assumed in the purchase of HS Resources. As a result of these guarantee arrangements, the company is now required to present condensed consolidating financial information. Since neither the new holding company nor any guarantee arrangement existed during 2000, comparative consolidated financial information is not presented.

The following condensed consolidating financial information presents the balance sheet as of December 31, 2001, and the related statements of income and cash flows for the year 2001, for (a) Kerr-McGee Corporation, the holding company, (b) the guarantor subsidiaries, and (c) the non-guarantor subsidiaries on a consolidated basis.

Condensed Consolidating Income Statement for the Year Ended December 31, 2001

(Millions of dollars)	Kerr-McGee Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Sales	$ —	$ 122	$3,873	$ (357)	$3,638
Costs and Expenses					
Costs and operating expenses	—	48	1,625	(357)	1,316
Selling, general and administrative expenses	—	69	168	—	237
Shipping and handling expenses	—	2	117	—	119
Depreciation and depletion	—	57	666	—	723
Asset impairment	—	—	76	—	76
Exploration, including dry holes and amortization of undeveloped leases	—	15	196	—	211
Taxes, other than income taxes	—	13	102	—	115
Provision for environmental remediation and restoration of inactive sites, net of reimbursements	—	82	—	—	82
Interest and debt expense	36	202	118	(164)	192
Total Costs and Expenses	36	488	3,068	(521)	3,071
	(36)	(366)	805	164	567
Other Income	903	820	165	(1,651)	237
Income before Income Taxes and Change in Accounting Principle	867	454	970	(1,487)	804
Taxes on Income	—	87	(385)	—	(298)
Income before Change in Accounting Principle	867	541	585	(1,487)	506
Cumulative Effect of Change in Accounting Principle (net of income taxes)	—	(21)	1	—	(20)
Net Income	$867	$ 520	$ 586	$(1,487)	$ 486

Condensed Consolidating Balance Sheet as of December 31, 2001

(Millions of dollars)	Kerr-McGee Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash	$ —	$ 3	$ 88	$ —	$ 91
Intercompany receivables	1,001	(524)	1,866	(2,343)	—
Accounts receivable	—	41	441	—	482
Inventories	—	4	435	—	439
Deposits, prepaid expenses and other assets	—	50	82	223	355
Total Current Assets	1,001	(426)	2,912	(2,120)	1,367
Property, Plant and Equipment – Net	—	2,072	6,250	—	8,322
Investments and Other Assets	12	641	323	(60)	916
Investments in and Advances to Subsidiaries	2,322	5,044	1,708	(9,074)	—
Goodwill	—	348	8	—	356
Total Assets	$3,335	$7,679	$11,201	$(11,254)	$10,961
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities					
Accounts payable	$ 45	$ 95	$ 515	$ —	$ 655
Short-term borrowings	—	—	8	—	8
Intercompany borrowings	—	1,316	1,026	(2,342)	—
Long-term debt due within one year	—	23	3	—	26
Other current liabilities	34	(186)	403	234	485
Total Current Liabilities	79	1,248	1,955	(2,108)	1,174
Long-Term Debt	1,497	2,017	1,026	—	4,540
Deferred Credits and Reserves	—	953	1,110	10	2,073
Investments by and Advances from Parent	—	36	955	(991)	—
Stockholders' Equity	1,759	3,425	6,155	(8,165)	3,174
Total Liabilities and Stockholders' Equity	$3,335	$7,679	$11,201	$(11,254)	$10,961

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2001

(Millions of dollars)	Kerr-McGee Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flow from Operating Activities					
Net income	$ 867	$ 520	$ 586	$(1,487)	$ 486
Adjustments to reconcile to net cash provided by (used in) operating activities –					
Depreciation, depletion and amortization	—	60	719	—	779
Deferred income taxes	—	106	99	—	205
Dry hole costs	—	—	72	—	72
Asset impairment	—	—	76	—	76
Equity in earnings of subsidiaries	97	(585)	—	488	—
Provision for environmental remediation and restoration of inactive sites	—	82	—	—	82
Gains on asset retirements and sales	—	(3)	(9)	—	(12)
Noncash items affecting net income	—	(200)	53	—	(147)
Changes in current assets and liabilities and other, net of effects of operations acquired	(1,461)	804	(740)	999	(398)
Net cash provided by (used in) operating activities	(497)	784	856	—	1,143
Cash Flow from Investing Activities					
Capital expenditures	—	(95)	(1,697)	—	(1,792)
Dry hole costs	—	—	(72)	—	(72)
Acquisitions	(955)	—	(23)	—	(978)
Other investing activities	—	6	(61)	—	(55)
Net cash used in investing activities	(955)	(89)	(1,853)	—	(2,897)
Cash Flow from Financing Activities					
Issuance of long-term debt	1,497	(10)	1,026	—	2,513
Repayment of long-term debt	—	(587)	(74)	—	(661)
Increase (decrease) in short-term borrowings	—	(11)	2	—	(9)
Increase (decrease) in intercompany notes payable	—	1,009	(9)	(1,000)	—
Issuance of common stock	—	32	—	—	32
Dividends paid	(45)	(1,128)	—	1,000	(173)
Net cash provided by (used in) financing activities	1,452	(695)	945	—	1,702
Effects of Exchange Rate Changes on Cash and Cash Equivalents	—	—	(1)	—	(1)
Net Decrease in Cash and Cash Equivalents	—	—	(53)	—	(53)
Cash and Cash Equivalents at Beginning of Year	—	3	141	—	144
Cash and Cash Equivalents at End of Year	$ —	$ 3	$ 88	$ —	$ 91

27 Reporting by Business Segments and Geographic Locations

The company has three reportable segments: oil and gas exploration and production and manufacturing and marketing of titanium dioxide pigment and other chemicals. The exploration and production unit produces and explores for oil and gas in the United States, the United Kingdom sector of the North Sea, Indonesia, China, Kazakhstan and Ecuador. Exploration efforts are also extended to Australia, Benin, Brazil, Gabon, Morocco, Canada, Thailand, Yemen and the Danish sector of the North Sea. The chemical unit primarily produces and markets titanium dioxide pigment and has production facilities in the United States, Australia, Germany and the Netherlands. Other chemicals include the company's electrolytic manufacturing and marketing operations and forest products treatment business. All of these operations are in the United States.

Crude oil sales to individually significant customers totaled $408 million to Texon L.P. and $401 million to BP Oil International in 2001, $548 million to Texon L.P. and $859 million to BP Oil International in 2000 and $420 million to BP Oil International in 1999. In addition, natural gas sales to Cinergy Marketing & Trading LP totaled $682 million and $522 million in 2001 and 2000, respectively. There were no individually significant natural gas customers in 1999. Sales to subsidiary companies are eliminated as described in Note 1.

(Millions of dollars)	**2001**	2000	1999
Sales –			
Exploration and production	**$2,511**	$2,860	$1,784
Chemicals –			
Pigment	**931**	1,034	725
Other	**196**	227	234
Total Chemicals	**1,127**	1,261	959
Total	**$3,638**	$4,121	$2,743
Operating profit (loss)(1) –			
Exploration and production	**$ 959**	$1,467	$ 542
Chemicals –			
Pigment	**(22)**	130	113
Other	**(17)**	17	14
Total Chemicals	**(39)**	147	127
Total	**$ 920**	$1,614	$ 669
Net operating profit (loss)(1) –			
Exploration and production	**$ 600**	$ 946	$ 338
Chemicals –			
Pigment	**(12)**	70	73
Other	**(11)**	11	9
Total Chemicals	**(23)**	81	82
Total	**577**	1,027	420
Net interest expense(1)	**(109)**	(117)	(117)
Net nonoperating expense(1)	**38**	(68)	(157)
Cumulative effect of change in accounting principle, net of taxes	**(20)**	—	(4)
Net income	**$ 486**	$ 842	$ 142
Depreciation, depletion and amortization –			
Exploration and production	**$ 651**	$ 632	$ 578
Chemicals –			
Pigment	**103**	71	45
Other	**17**	21	18
Total Chemicals	**120**	92	63
Other	**8**	8	7
Total	**$ 779**	$ 732	$ 648

(1) Includes special items. Refer to Management's Discussion and Analysis.

(Millions of dollars)	2001	2000	1999
Capital expenditures –			
Exploration and production	$ 1,624	$ 718	$ 432
Chemicals –			
Pigment	139	101	76
Other	14	17	14
Total Chemicals	153	118	90
Other	15	6	6
Total	1,792	842	528
Exploration expenses –			
Exploration and production –			
Dry hole costs	72	54	43
Amortization of undeveloped leases	56	48	41
Other	83	68	56
Total	211	170	140
Total capital expenditures and exploration expenses	$ 2,003	$1,012	$ 668
Identifiable assets –			
Exploration and production	$ 8,315	$5,108	$4,013
Chemicals –			
Pigment (1)	1,391	1,415	921
Other	245	228	229
Total Chemicals	1,636	1,643	1,150
Total	9,951	6,751	5,163
Corporate and other assets	1,010	915	736
Total	$10,961	$7,666	$5,899
Sales –			
U.S. operations	$ 2,463	$2,197	$1,499
International operations –			
North Sea – exploration and production	600	1,277	752
Other – exploration and production	150	144	80
Europe – pigment	258	300	223
Australia – pigment	167	203	189
	1,175	1,924	1,244
Total	$ 3,638	$4,121	$2,743
Operating profit (loss) (2) –			
U.S. operations	$ 647	$ 863	$ 364
International operations –			
North Sea – exploration and production	318	651	270
Other – exploration and production	(23)	29	—
Europe – pigment	(53)	33	14
Australia – pigment	31	38	21
	273	751	305
Total	$ 920	$1,614	$ 669

(1) Includes net deferred tax asset of $12 million at December 31, 1999. There was no deferred tax asset at December 31, 2001 or 2000. (See Note 12.)
(2) Includes special items. Refer to Management's Discussion and Analysis.

(Millions of dollars)	**2001**	2000	1999
Net property, plant and equipment –			
U.S. operations	**$4,755**	$2,368	$2,106
International operations –			
North Sea – exploration and production	**2,828**	2,350	1,547
Other – exploration and production	**391**	300	219
Europe – pigment	**226**	238	81
Australia – pigment	**122**	127	132
	3,567	3,015	1,979
Total	**$8,322**	$5,383	$4,085

23 Costs Incurred in Crude Oil and Natural Gas Activities

Total expenditures, both capitalized and expensed, for crude oil and natural gas property acquisition, exploration and development activities for the three years ended December 31, 2001, are reflected in the following table:

(Millions of dollars)	Property Acquisition Costs(1)	Exploration Costs(2)	Development Costs(3)
2001 –			
United States	$1,420	$225	$ 457
North Sea	—	71	695
Other international	3	103	85
Total	$1,423	$399	$1,237
2000 –			
United States	$ 41	$112	$ 230
North Sea	566	53	290
Other international	39	57	48
Total	$ 646	$222	$ 568
1999 –			
United States	$ 81	$ 92	$ 224
North Sea	30	18	106
Other international	8	32	9
Total	$ 119	$142	$ 339

(1) Includes $1.128 billion, $561 million and $49 million applicable to purchases of reserves in place in 2001, 2000 and 1999, respectively.

(2) Exploration costs include delay rentals, exploratory dry holes, dry hole and bottom hole contributions, geological and geophysical costs, costs of carrying and retaining properties and capital expenditures, such as costs of drilling and equipping successful exploratory wells.

(3) Development costs include costs incurred to obtain access to proved reserves (surveying, clearing ground, building roads), to drill and equip development wells, and to acquire, construct and install production facilities and improved recovery systems. Development costs also include costs of developmental dry holes.

29 Results of Operations from Crude Oil and Natural Gas Activities

The results of operations from crude oil and natural gas activities for the three years ended December 31, 2001, consist of the following:

(Millions of dollars)	Gross Revenues	Production (Lifting) Costs	Other Related Costs(1)	Exploration Expenses	Depreciation and Depletion Expenses	Asset Impairment	Income Tax Expenses (Benefits)	Results of Operations, Producing Activities
2001 –								
United States	$1,402	$231	$ 69	$100	$317	$ —	$248	$437
North Sea	922	227	61	29	253	47	120	185
Other international	140	25	36	81	21	—	(2)	(21)
Total crude oil and natural gas activities	2,464	483	166	210	591	47	366	601
Other(2)	47	45	5	1	4	—	(7)	(1)
Total	$2,511	$528	$171	$211	$595	$ 47	$359	$600
2000 –								
United States	$1,436	$198	$ 67	$ 95	$286	$ —	$277	$513
North Sea	1,264	262	55	26	283	—	219	419
Other international	143	24	27	49	14	—	21	8
Total crude oil and natural gas activities	2,843	484	149	170	583	—	517	940
Other(2)	17	6	—	—	1	—	4	6
Total	$2,860	$490	$149	$170	$584	$ —	$521	$946
1999 –								
United States	$ 950	$178	$ 85	$ 97	$316	$ —	$ 96	$178
North Sea	731	199	54	22	205	—	99	152
Other international	79	23	20	21	15	—	2	(2)
Total crude oil and natural gas activities	1,760	400	159	140	536	—	197	328
Other(2)	24	6	—	—	1	—	7	10
Total	$1,784	$406	$159	$140	$537	$ —	$204	$338

(1) Includes transition and restructuring charges of $1 million and $20 million in 2001 and 1999, respectively. (See Note 10.)

(2) Includes gas marketing, gas processing plants, pipelines and other items that do not fit the definition of crude oil and natural gas activities but have been included above to reconcile to the segment presentations.

The table below presents the company's average per-unit sales price of crude oil and natural gas and production costs per barrel of oil equivalent for each of the past three years. Natural gas production has been converted to a barrel of oil equivalent based on approximate relative heating value (6 Mcf equals 1 barrel).

	2001	2000	1999
Average sales price –			
Crude oil (per barrel) –			
United States	**$22.05**	$27.50	$16.90
North Sea	**23.23**	27.92	17.88
Other international	**21.14**	26.13	14.77
Average	**22.58**	27.64	17.26
Natural gas (per Mcf) –			
United States	**3.99**	4.11	2.41
North Sea	**2.46**	2.32	2.12
Average	**3.83**	3.87	2.38
Production costs –			
(per barrel of oil equivalent)			
United States	**3.79**	3.59	2.92
North Sea	**5.53**	5.55	4.81
Other international	**3.82**	4.39	4.32
Average	**4.45**	4.49	3.72

30 Capitalized Costs of Crude Oil and Natural Gas Activities

Capitalized costs of crude oil and natural gas activities and the related reserves for depreciation, depletion and amortization at the end of 2001 and 2000 are set forth in the table below.

(Millions of dollars)	**2001**	2000
Capitalized costs –		
Proved properties	**$13,206**	$10,244
Unproved properties	**819**	549
Other	**358**	101
Total	**14,383**	10,894
Reserves for depreciation, depletion and amortization –		
Proved properties	**6,907**	6,413
Unproved properties	**151**	119
Other	**69**	49
Total	**7,127**	6,581
Net capitalized costs	**$ 7,256**	$ 4,313

31. Crude Oil, Condensate, Natural Gas Liquids and Natural Gas Net Reserves (Unaudited)

The estimates of proved reserves have been prepared by the company's geologists and engineers in accordance with the Securities and Exchange Commission definitions. Such estimates include reserves on certain properties that are partially undeveloped and reserves that may be obtained in the future by improved recovery operations now in operation or for which successful testing has been demonstrated. The company has no proved reserves attributable to long-term supply agreements with governments or consolidated subsidiaries in which there are significant minority interests. Natural gas liquids and natural gas volumes are determined using a gas pressure base of 14.73 psia.

The following table summarizes the changes in the estimated quantities of the company's crude oil, condensate, natural gas liquids and natural gas reserves for the three years ended December 31, 2001.

	Crude Oil, Condensate and Natural Gas Liquids (Millions of barrels)				Natural Gas (Billions of cubic feet)			
	United States	North Sea	Other Interna-tional	Total	United States	North Sea	Other Interna-tional	Total
Proved developed and undeveloped reserves –								
Balance December 31, 1998	254	220	103	577	1,333	242	372	1,947
Revisions of previous estimates	5	14	1	20	14	9	5	28
Purchases of reserves in place	4	7	—	11	19	36	—	55
Sales of reserves in place	(1)	(5)	—	(6)	(1)	—	—	(1)
Extensions, discoveries and other additions	1	34	13	48	103	2	138	243
Production	(29)	(38)	(5)	(72)	(194)	(23)	—	(217)
Balance December 31, 1999	234	232	112	578	1,274	266	515	2,055
Revisions of previous estimates	(9)	7	—	(2)	11	40	—	51
Purchases of reserves in place	1	68	—	69	19	173	—	192
Sales of reserves in place	(1)	—	—	(1)	(37)	—	—	(37)
Extensions, discoveries and other additions	30	91	11	132	227	13	20	260
Production	(27)	(43)	(6)	(76)	(169)	(25)	—	(194)
Balance December 31, 2000	228	355	117	700	1,325	467	535	2,327
Revisions of previous estimates	27	(4)	1	24	35	2	—	37
Purchases of reserves in place	45	—	—	45	1,050	5	—	1,055
Sales of reserves in place	(4)	—	—	(4)	(7)	—	—	(7)
Extensions, discoveries and other additions	49	74	25	148	737	76	—	813
Production	(28)	(37)	(7)	(72)	(195)	(23)	—	(218)
Balance December 31, 2001	317	388	136	841	2,945	527	535	4,007
Proved developed reserves –								
December 31, 1999	166	167	32	365	854	157	—	1,011
December 31, 2000	153	185	27	365	848	150	—	998
December 31, 2001	206	248	24	478	1,741	208	13	1,962

The following presents the company's barrel of oil equivalent proved developed and undeveloped reserves based on approximate relative heating value (6 Mcf equals 1 barrel).

(Millions of equivalent barrels)	United States	North Sea	Other International	Total
December 31, 1999	446	276	198	920
December 31, 2000	449	433	206	1,088
December 31, 2001	808	476	225	1,509

Standardized Measure of and Reconciliation of Changes in Discounted Future Net Cash Flows (Unaudited)

The standardized measure of future net cash flows presented in the following table was computed using year-end prices and costs and a 10% discount factor. The future income tax expense was computed by applying the appropriate year-end statutory rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows less the tax basis of the properties involved. However, the company cautions that actual future net cash flows may vary considerably from these estimates. Although the company's estimates of total reserves, development costs and production rates were based upon the best information available, the development and production of the oil and gas reserves may not occur in the periods assumed. Actual prices realized and costs incurred may vary significantly from those used. Therefore, such estimated future net cash flow computations should not be considered to represent the company's estimate of the expected revenues or the current value of existing proved reserves.

(Millions of dollars)	Future Cash Inflows	Future Development and Production Costs	Future Income Taxes	Future Net Cash Flows	10% Annual Discount	Standardized Measure of Discounted Future Net Cash Flows
2001 –						
United States	$12,126	$ 5,803	$2,007	$ 4,316	$1,937	$2,379
North Sea	8,348	3,805	1,155	3,388	1,216	2,172
Other international	3,516	1,812	595	1,109	672	437
Total	$23,990	$11,420	$3,757	$ 8,813	$3,825	$4,988
2000 –						
United States	$14,825	$ 3,945	$3,698	$ 7,182	$2,940	$4,242
North Sea	9,051	3,625	1,807	3,619	1,312	2,307
Other international	4,284	1,813	944	1,527	850	677
Total	$28,160	$ 9,383	$6,449	$12,328	$5,102	$7,226
1999 –						
United States	$ 7,928	$ 3,332	$1,398	$ 3,198	$1,343	$1,855
North Sea	6,146	2,608	1,245	2,293	665	1,628
Other international	3,693	1,665	783	1,245	717	528
Total	$17,767	$ 7,605	$3,426	$ 6,736	$2,725	$4,011

The changes in the standardized measure of future net cash flows are presented below for each of the past three years:

(Millions of dollars)	**2001**	2000	1999
Net change in sales, transfer prices and production costs	**$(5,879)**	$ 3,849	$ 4,310
Changes in estimated future development costs	**(639)**	(33)	(318)
Sales and transfers less production costs	**(1,904)**	(2,358)	(1,314)
Purchases of reserves in place	**1,117**	1,065	117
Changes due to extensions, discoveries, etc.	**1,232**	1,477	592
Changes due to revisions in quantity estimates	**168**	56	272
Changes due to sales of reserves in place	**(87)**	(166)	(104)
Current period development costs	**1,237**	568	339
Accretion of discount	**1,093**	601	231
Changes in income taxes	**1,689**	(1,706)	(1,414)
Timing and other	**(265)**	(138)	(423)
Net change	**(2,238)**	3,215	2,288
Total at beginning of year	**7,226**	4,011	1,723
Total at end of year	**$ 4,988**	$ 7,226	$ 4,011

33 Quarterly Financial Information (Unaudited)

A summary of quarterly consolidated results for 2001 and 2000 is presented below. The quarterly per-share amounts do not add to the annual amounts due to the effects of the weighted average of stock issued, convertible debt issued or repaid and net loss sustained in a quarter. (Refer to Note 1 for information about the 2001 change in accounting principle.)

(Millions of dollars, except per-share amounts)	Sales	Operating Profit (Loss)	Income (Loss) Before Accounting Change	Net Income (Loss)	Diluted Income (Loss) per Common Share: Income (Loss) Before Accounting Change	Diluted Income (Loss) per Common Share: Net Income (Loss)
2001 Quarter Ended –						
March 31	$1,058	$ 424	$355	$335	$3.40	$3.21
June 30	939	340	175	175	1.71	1.71
September 30	884	176	26	26	.27	.27
December 31	757	(20)	(50)	(50)	(.50)	(.50)
Total	$3,638	$ 920	$506	$486	$4.93	$4.74
2000 Quarter Ended –						
March 31	$ 886	$ 328	$185	$185	$1.94	$1.94
June 30	1,011	334	110	110	1.11	1.11
September 30	1,106	459	265	265	2.57	2.57
December 31	1,118	493	282	282	2.73	2.73
Total	$4,121	$1,614	$842	$842	$8.37	$8.37

The company's common stock is listed for trading on the New York Stock Exchange and at year-end 2001 was held by approximately 28,000 Kerr-McGee stockholders of record and Oryx and HS Resources owners who have not yet exchanged their stock. The ranges of market prices and dividends declared during the last two years for Kerr-McGee Corporation are as follows:

	Market Prices 2001 High	Market Prices 2001 Low	Market Prices 2000 High	Market Prices 2000 Low	Dividends per Share 2001	Dividends per Share 2000
Quarter Ended –						
March 31	$70.70	$62.80	$67.94	$39.88	$.45	$.45
June 30	74.10	62.52	62.50	51.13	.45	.45
September 30	66.96	46.94	68.00	53.13	.45	.45
December 31	59.60	49.00	71.19	59.00	.45	.45

Eight-Year Financial Summary

(Millions of dollars, except per-share amounts)	2001	2000	1999	1998	1997	1996	1995	1994
Summary of Net Income (Loss)								
Sales	**$3,638**	$4,121	$2,743	$2,254	$2,667	$2,792	$2,466	$ 2,389
Costs and operating expenses	**2,879**	2,672	2,336	2,660	2,073	2,174	2,352	2,215
Interest and debt expense	**192**	208	190	157	141	145	193	211
Total costs and expenses	**3,071**	2,880	2,526	2,817	2,214	2,319	2,545	2,426
	567	1,241	217	(563)	453	473	(79)	(37)
Other income	**237**	58	40	43	82	110	147	15
Taxes on income	**(298)**	(457)	(111)	175	(184)	(225)	42	(9)
Income (loss) from continuing operations	**506**	842	146	(345)	351	358	110	(31)
Income from discontinued operations	**—**	—	—	277	33	56	27	55
Extraordinary charge	**—**	—	—	—	(2)	—	(23)	(12)
Cumulative effect of change in accounting principle	**(20)**	—	(4)	—	—	—	—	(948)
Net income (loss)	**$ 486**	$ 842	$ 142	$ (68)	$ 382	$ 414	$ 114	$ (936)
Effective Income Tax Rate	**37.1%**	35.1%	43.1%	(33.6)%	34.4%	38.6%	(61.8)%	40.9%
Common Stock Information, per Share								
Diluted net income (loss) –								
Continuing operations	**$ 4.93**	$ 8.37	$ 1.69	$ (3.98)	$ 4.02	$ 4.05	$ 1.23	$ (.36)
Discontinued operations	**—**	—	—	3.20	.38	.63	.30	.63
Extraordinary charge	**—**	—	—	—	(.02)	—	(.26)	(.14)
Cumulative effect of accounting change	**(.19)**	—	(.05)	—	—	—	—	(10.82)
Net income (loss)	**$ 4.74**	$ 8.37	$ 1.64	$ (.78)	$ 4.38	$ 4.68	$ 1.27	$(10.69)
Dividends declared	**$ 1.80**	$ 1.80	$ 1.80	$ 1.80	$ 1.80	$ 1.64	$ 1.55	$ 1.52
Stockholders' equity	**28.83**	25.01	17.19	15.58	17.88	14.59	12.47	12.33
Market high for the year	**74.10**	71.19	62.00	73.19	75.00	74.13	64.00	51.00
Market low for the year	**46.94**	39.88	28.50	36.19	55.50	55.75	44.00	40.00
Market price at year-end	**$54.80**	$66.94	$62.00	$38.25	$63.31	$72.00	$63.50	$46.25
Shares outstanding at year-end (thousands)	**100,185**	94,485	86,483	86,367	86,794	87,032	89,613	90,143
Balance Sheet Information								
Working capital	**$ 193**	$ (34)	$ 321	$ (173)	$ —	$ 161	$ (106)	$ (254)
Property, plant and equipment – net	**8,322**	5,383	4,085	4,153	3,919	3,693	3,807	4,497
Total assets	**10,961**	7,666	5,899	5,451	5,339	5,194	5,006	5,918
Long-term debt	**4,540**	2,244	2,496	1,978	1,736	1,809	1,683	2,219
Total debt	**4,574**	2,425	2,525	2,250	1,766	1,849	1,938	2,704
Total debt less cash	**4,483**	2,281	2,258	2,129	1,574	1,719	1,831	2,612
Stockholders' equity	**3,174**	2,633	1,492	1,346	1,558	1,279	1,124	1,112
Cash Flow Information								
Net cash provided by operating activities	**1,143**	1,840	708	418	1,114	1,144	732	693
Capital expenditures	**1,792**	842	528	1,006	851	829	749	622
Dividends paid	**173**	166	138	86	85	83	79	79
Treasury stock purchased	**$ —**	$ —	$ —	$ 25	$ 60	$ 195	$ 45	$ —
Ratios and Percentage								
Current ratio	**1.2**	1.0	1.4	.8	1.0	1.2	.9	.8
Average price/earnings ratio	**12.8**	6.6	27.6	NM	14.9	13.9	42.5	NM
Total debt less cash to total capitalization	**59%**	46%	60%	61%	50%	57%	62%	70%
Employees								
Total wages and benefits	**$ 369**	$ 333	$ 327	$ 359	$ 367	$ 367	$ 402	$ 422
Number of employees at year-end	**4,638**	4,426	3,653	4,400	4,792	4,827	5,176	6,724

Eight-Year Operating Summary

	2001	2000	1999	1998	1997	1996	1995	1994
Exploration and Production								
Net production of crude oil and condensate – (thousands of barrels per day)								
United States	77.7	73.7	79.3	66.2	70.6	73.8	74.8	73.4
North Sea	101.9	117.7	102.9	87.4	83.3	86.5	91.9	88.7
Other international	18.2	15.3	14.7	18.4	18.1	16.8	17.4	26.4
Total	197.8	206.7	196.9	172.0	172.0	177.1	184.1	188.5
Average price of crude oil sold (per barrel) –								
United States	$22.05	$27.50	$16.90	$12.78	$18.45	$19.56	$15.78	$14.25
North Sea	23.23	27.92	17.88	12.93	18.93	19.60	16.56	15.33
Other international	21.14	26.13	14.77	10.19	15.50	15.85	14.70	14.58
Average	$22.58	$27.64	$17.26	$12.58	$18.37	$19.23	$16.07	$14.80
Natural gas sales (MMcf per day)	596	531	580	584	685	781	809	872
Average price of natural gas sold (per Mcf)	$ 3.83	$ 3.87	$ 2.38	$ 2.13	$ 2.44	$ 2.11	$ 1.63	$ 1.82
Net exploratory wells drilled –								
Productive	2.39	1.25	1.70	4.40	7.65	6.91	4.71	11.61
Dry	11.43	10.54	3.75	14.42	7.42	5.52	11.16	13.47
Total	13.82	11.79	5.45	18.82	15.07	12.43	15.87	25.08
Net development wells drilled –								
Productive	128.62	47.79	46.23	62.30	95.78	143.33	135.86	69.27
Dry	6.60	5.44	5.89	9.00	7.00	13.04	11.95	9.63
Total	135.22	53.23	52.12	71.30	102.78	156.37	147.81	78.90
Undeveloped net acreage (thousands) –								
United States	2,382	2,020	1,560	1,487	1,353	1,099	1,280	1,415
North Sea	932	923	861	908	523	560	570	629
Other international	51,367	26,078	19,039	14,716	14,630	4,556	4,031	7,494
Total	54,681	29,021	21,460	17,111	16,506	6,215	5,881	9,538
Developed net acreage (thousands) –								
United States	1,192	729	796	810	830	871	1,190	1,270
North Sea	149	115	105	115	70	79	58	68
Other international	656	656	785	612	201	198	207	1,015
Total	1,997	1,500	1,686	1,537	1,101	1,148	1,455	2,353
Estimated proved reserves (millions of equivalent barrels)	1,509	1,088	920	901	892	849	864	1,059
Chemicals								
Gross worldwide titanium dioxide production (thousands of tonnes)	483	480	320	284	168	155	154	148

Shareholder and Investor Information

Stock Exchange Listing
Kerr-McGee common stock is listed on the New York Stock Exchange under the ticker symbol KMG and also is traded on the Boston, Chicago, Pacific and Philadelphia stock exchanges.

Shareholder Assistance
Contact UMB Bank, N.A., of Kansas City, Missouri, toll-free at (877) 860-5820 or (800) 884-4225 for assistance with:

- Direct deposit of cash dividends
- Direct stock purchase and dividend reinvestment plan
- Transfer of stock certificates
- Replacement of lost or destroyed stock certificates and dividend checks

Shareholder Information and Publications
Contact the Office of the Corporate Secretary toll-free at (800) STOCK KM (800-786-2556) for general information and assistance or to request the company's annual report on Form 10-K and quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission, and the company's annual report.

Information also is available on the company's website at http://www.kerr-mcgee.com, including webcasts of conference calls discussing quarterly financial and operating results.

Direct Purchase and Dividend Reinvestment Plan
This plan allows shareholders to buy Kerr-McGee common stock directly from the company and to reinvest quarterly dividends in additional shares. The company pays all fees and commissions for these services. For a prospectus, please call (800) 786-2556.

Investor Information
Shareholders, security analysts and other interested parties may direct inquiries to Richard C. Buterbaugh, Vice President of Investor Relations, at (866) 378-9899 (toll-free).

Transfer Agent and Registrar
UMB Bank, N.A.
Securities Transfer Division
P.O. Box 410064
Kansas City, MO 64141-0064
Toll-free telephones: (877) 860-5820
and (800) 884-4225

Corporate Headquarters
Kerr-McGee Corporation
Kerr-McGee Center
123 Robert S. Kerr Avenue
Oklahoma City, OK 73102

Mailing address:
P.O. Box 25861
Oklahoma City, OK 73125

Telephone: (405) 270-1313

Forward-Looking Information

Statements in this annual report regarding the company's or management's intentions, beliefs or expectations, or that otherwise speak to future events, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, drilling risks, the market value of Kerr-McGee's products, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's businesses supply raw materials, general economic conditions, and other factors and risks discussed in the company's SEC filings. Actual results and developments may differ materially from those expressed or implied in this annual report.

KERR-McGEE CORPORATION

Post Office Box 25861
Oklahoma City, Oklahoma 73125

Telephone (405) 270-1313